UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 1, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 3Q18 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Third quarter financial results
3Q18 pre-tax income of CHF 856 million, up 38%– on track to deliver 2018 targets
Third quarter highlights:
– Third quarter adjusted* pre-tax income of CHF 856 million, 38% higher than third quarter of 2017; strongest third quarter since 2014 on an adjusted* basis; reported pre-tax income of CHF 671 million, up 68%
– Lowest quarterly adjusted* costs in last five years, on track to achieve our adjusted* operating cost base target of less than CHF 17 billion1 by end-2018; cumulative net cost savings of CHF 4 billion1 since end-2015, representing 96% of our total targeted cost savings
– Tenth consecutive quarter of profit and eighth consecutive quarter of year-on-year profit increase, both on an adjusted* basis
– Strong third quarter inflows in Wealth Management with CHF 10.3 billion of Net New Assets (NNA); total NNA for Wealth Management and Asset Management of CHF 14.8 billion for the quarter, up 29% year-on-year
– Record Wealth Management AuM of CHF 785 billion, up 4% year-on-year; total AuM of CHF 1.4 trillion at the end of the third quarter, up 5%
– IBCM net revenues of USD 543 million, up 15%, outperforming the Street2 – down 5%, driven by strength in M&A and Equity Capital Markets, delivering on the strategy we set out in 2015
– Net income attributable to shareholders of CHF 424 million for the quarter, up 74% year-on-year
– Strong capital position; look-through CET1 ratio increased to 12.9% from 12.8% at end-2Q18. Following the call of CHF 5.9 billion of High-Trigger Tier 1 capital instruments and successful High-Trigger Tier 1 issuances at lower cost, look-through Tier 1 leverage ratio of 5.1%

Nine month highlights:
– Nine month adjusted* pre-tax income of CHF 3.3 billion, up 53% from CHF 2.2 billion in the first nine months of 2017; strongest first nine months of the year since 2014 on an adjusted* basis; nine month reported pre-tax income of CHF 2.8 billion
– Wealth Management NNA of CHF 33.8 billion year-to-date, the highest level since the first nine months of 2013; total nine month NNA for Wealth Management and Asset Management of CHF 55.3 billion, up 6% year-on-year
– Step change in profitability in Wealth Management-related businesses achieved against 2015, with adjusted* pre-tax income of CHF 3.7 billion in first nine months of 2018, up 60%3 in three years
– Net income attributable to shareholders of CHF 1.8 billion for the first nine months of the year, up 54% year-on-year

Tidjane Thiam, Chief Executive Officer of Credit Suisse, commented:
“When we started our restructuring at the end of 2015, we had three main objectives: we needed to (i) address some clear and urgent problems – our capital position, our absolute level of risk and our high fixed cost base; (ii) define and implement a strategy that would lead us to sustainable, compliant and profitable growth; and (iii) invest in order to significantly upgrade our risk and compliance controls and improve our culture.
“Our ambition was to move towards an operating model that would allow us to do well when markets are supportive and to be resilient when markets are more challenging by focusing on the levers we can control. So far, 2018 has allowed us to illustrate the progress we have made. The first and second quarters were characterised by generally favourable markets and strong client activity levels and you were able to see that we delivered a strong performance. The third quarter, with much more challenging conditions and lower levels of client activity, allowed us to demonstrate the resilience of our new operating model as we delivered our best third quarter of adjusted* profit since 2014.
“The environment was challenging this summer. In addition to the usual seasonal slowdown, we saw increased volatility in emerging markets and in some emerging market currencies, as market participants worried about the impact of US Dollar interest rate normalisation, and about trade tensions, as well as about significant political uncertainties. This led to a drop in client activity that compounded the usual, expected summer slowdown.
“In that context, our third quarter performance was notable with our eighth consecutive quarter of year-on-year profit increase and adjusted* pre-tax income of CHF 3.3 billion for the first nine months of 2018, up by 53% compared to the same nine month period a year ago, supported by continued positive operating leverage.
“Growing our Wealth Management franchise is a core component of our strategy. Wealth Management NNA for the first nine months of the year were CHF 33.8 billion, up 67% on the same period in 2015 and our highest nine month NNA since 2013. Our Asset Management segment within IWM delivered strong NNA of CHF 4.5 billion in the quarter, with assets under management of CHF 404 billion, up 7% year-on-year. Overall, the third quarter saw us reach record Wealth Management AuM of CHF 785 billion and total AuM of CHF 1.4 trillion at increased net margins in the first nine months of the year.
“Our capital position has strengthened, with our look-through CET1 ratio increasing from 12.8% at the end of the second quarter to 12.9% at the end of the third quarter. Our leverage position remains strong, with our look-through Tier 1 leverage ratio at 5.1%, in excess of the Swiss 2020 leverage ratio requirement of 5.0%, reflecting the full impact of the irrevocable call of CHF 5.9 billion of High-Trigger CoCo instruments.
“Looking ahead to 2019, we anticipate further profit improvement from measures that are directly within our control, including the run-off of the Strategic Resolution Unit and lower funding and restructuring charges, which is expected to lift our Return on Tangible Equity to 10-11% for 2019.”

Outlook
The outlook for global economic growth in the final quarter of 2018 remains positive, despite continued geopolitical tensions surrounding global trade and the potential impact of monetary policy changes by central banks. Sentiment turned more negative during the third quarter and we expect this to continue in the fourth quarter. Our level of dialogue with clients remains strong, however, with a healthy pipeline of transactions expected to be completed in the final quarter, dependent on end markets remaining constructive.
We expect our Wealth Management-related businesses – across Swiss Universal Bank, International Wealth Management and Asia Pacific WM&C – to continue to benefit from broad-based, client-led growth in the final quarter of the year. In these more challenging markets, we believe our integrated approach, providing a full range of wealth management and investment banking solutions for clients, and our focus on more stable, annuity-like revenue streams leaves us well positioned to support our clients and help them not only navigate the current climate but also capitalise on opportunities that arise.
As a result of the progress made to date through our restructuring programme, we believe we are on track to achieve our 2018 target of cumulative net cost savings of more than CHF 4.2 billion and benefit from the operating leverage we have created in 2019 and beyond.
Key metrics
	9M18	YoY % change	3Q18	YoY % change
Key metrics (CHF billion)
Reported net revenues	16.1	3	4.9	(2)
Adjusted net revenues [1]	16.0	2	4.9	(2)
Reported total operating expenses	13.2	(5)	4.2	(9)
Adjusted total operating expenses [1]	12.5	(6)	4.0	(8)
Reported pre-tax income	2.8	68	0.7	68
Adjusted pre-tax income [1]	3.3	53	0.9	38
1
Refers to adjusted results, which are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this Media Release

Third quarter overview
In our wealth management businesses, containing the Swiss Universal Bank, International Wealth Management and Asia Pacific Private Banking within Wealth Management & Connected, we maintained our explicit focus on growing our more stable sources of revenue – net interest income (NII) and fee income – in the quarter. The continued success of our lending activities and continued growth in our fee-carrying assets under management allowed those two sources of revenues to grow in these businesses4 by CHF 1.2 billion5 in the first nine months of 2018 compared to the same period in 2015, i.e. by 20% or 6% CAGR. The third source of income within these businesses – transaction-based revenues – which is also the smallest income component, was more volatile, and was down 3%6 for the first nine months of 2018 compared to the same period of 2015.
This strategy meant that NII and recurring revenues continued to grow in these businesses4 in the challenging third quarter environment, driving net revenues across those businesses to CHF 9.5 billion year-to-date, approximately CHF 1.1 billion7 higher than the same period in 2015. More adjusted* profit was produced in our Wealth Management-related businesses in the first three quarters of the year than for the entire year in 2015 and those businesses have transformed the economics of the bank as a consequence.
Investment Banking & Capital Markets had a particularly strong third quarter, reflecting the power of the franchise. Revenues of USD 543 million in the third quarter rose 15% year-on-year, with adjusted* pre-tax income up 67% to USD 90 million. These results reflect the continued successful execution of our IBCM strategy, with continued momentum in the M&A business with share gains in the Americas and EMEA2.
Global Markets had a more challenging revenue quarter in Fixed Income, partly reflecting a strong year-on-year comparable and the impact of our decision to rationalise our macro and emerging markets businesses. The benefits of these measures were, however, visible in the cost line, placing us well on track to achieve adjusted* operating expenses of USD 4.8 billion by year-end 2018. GM can be expected to generate higher returns in 2019 through the operating leverage created; a lower breakeven point, a refreshed equities franchise and approximately USD 250 million of lower funding costs are expected to constitute a material tailwind.
In the third quarter, we have continued to execute with discipline and deliver on what we can control, particularly on cost and capital. We have completed 11 quarters out of our 12-quarter programme and have delivered CHF 4 billion1 of net cost savings, in other words 96% of our target. We have transformed our adjusted* operating cost base from CHF 21.2 billion at the end of 2015 to an annualised CHF 16.8 billion1, putting us firmly on track to meet our year-end target of less than CHF 17 billion. The success of our cost reduction programme was key to increasing the resilience of our bank by reducing our breakeven point. The fact that we were able to generate a profit in a challenging quarter shows that this strategy has been successful.

Detailed divisional summaries
All comparisons are provided on a year-on-year basis unless specified otherwise.
Swiss Universal Bank (SUB) reported its eleventh consecutive quarter of year-on-year adjusted* pre-tax income growth in 3Q18. Adjusted* pre-tax income totalled CHF 523 million for the quarter, up 17%. Adjusted* net revenues were stable with momentum in Corporate & Institutional Clients offset by lower transaction-based revenues. Adjusted* total operating expenses decreased by 10% from continued rigorous cost discipline, resulting in an adjusted* cost/income ratio of 58%.
In Private Clients, adjusted* pre-tax income for 3Q18 rose 16%. This increase was primarily driven by continued efficiency gains from higher Relationship Manager productivity, reduced contractor costs and our ongoing strategic efforts to digitalise our services; for example, in 3Q18, we launched our revamped online banking with improved capabilities. Adjusted* net revenues benefited from the stability of NII and recurring revenues and were negatively impacted by reduced client activity due to a seasonal slowdown and market volatility. NNA reached CHF 0.9 billion for 3Q18 and CHF 4.1 billion for 9M18, reflecting continued momentum in our UHNW client franchise.
Corporate & Institutional Clients reported adjusted* pre-tax income of CHF 272 million in 3Q18, up 18%, driven by strong operating leverage. Adjusted* net revenues were up 3%, reflecting a solid performance with strong recurring commissions and fees, supported by a 4% increase in AuM and significant cost savings, mainly driven by lower compensation and benefits. We are continuously developing our digital services for Corporate and Institutional Clients. Our newly launched digital onboarding process for small and medium-sized enterprises and our online leasing tool are just some examples of our compelling offering.

International Wealth Management (IWM) delivered a strong performance in 3Q18 as adjusted* pre-tax income rose 8% to CHF 411 million, which is on par with the best quarter during 2017. NNA totalled CHF 7.5 billion during the quarter. In 9M18, adjusted* pre-tax income rose 24% to CHF 1.3 billion and NNA amounted to CHF 35.2 billion.
Adjusted* pre-tax income in Private Banking rose 13% following increases across all major revenue categories, including 13% growth in transaction- and performance-based revenues, reflecting higher client activity, supported by our proactive engagement with clients. Adjusted* pre-tax income in 9M18 increased 26% to CHF 1.1 billion. Total operating expenses in the third quarter remained stable as the division invested for growth but continued to achieve savings through efficiency measures. NNA amounted to CHF 3.0 billion in 3Q18 and CHF 13.7 billion in 9M18, with the year-to-date amount corresponding to an annualised growth rate of 5%, reflecting solid inflows across emerging markets and Europe.
Asset Management continued to deliver growth in asset management fees, up 11%, at a stable recurring margin of 31 basis points. Adjusted* pre-tax income was down 6% compared to 3Q17, which included an equity participation gain, while 3Q18 had lower investment-related gains. Adjusted* pre-tax income in 9M18 increased 15%. NNA amounted to CHF 4.5 billion in 3Q18 and CHF 21.5 billion in 9M18, primarily driven by inflows into alternative and traditional investments.

Asia Pacific (APAC) adjusted* pre-tax income was down 18% to CHF 186 million, driven by lower revenues performance in our Markets business. These results were impacted by persistent challenging market conditions that resulted in lower client activity and risk appetite. Adjusted* pre-tax income in 9M18 rose 25%, reflecting the long-term resilience of our wealth management strategy and client focus, with both Wealth Management & Connected and Markets up.
Our APAC Wealth Management & Connected (WM&C) business reported adjusted* pre-tax income of CHF 184 million in 3Q18, up 3%, and adjusted* return on regulatory capital was 23%. Adjusted* pre-tax income was up 12% in 9M18.
Private Banking saw growth in net interest income and recurring commissions and fees, while transaction-based revenues were down significantly in the third quarter due to a shift in client sentiment in the current market environment.
NNA totalled CHF 6.4 billion in 3Q18, reflecting inflows across most of our markets and including certain major client inflows, benefitting from our integrated delivery to UHNW entrepreneur clients. NNA totalled CHF 16.0 billion in 9M18, leading to AuM of CHF 207.5 billion.
Advisory, underwriting, and financing revenues were higher, mainly due to higher financing revenues and strong equity underwriting activity. APAC advisory and underwriting maintained its top 2 ranking in terms of share of wallet8.
Our APAC Markets business reported adjusted* pre-tax income of USD 1 million in 3Q18, down from USD 52 million in 3Q17, due to challenging market conditions, especially in fixed income sales and trading. Adjusted* pre-tax income for 9M18 was USD 95 million, up from USD 14 million in 9M17, mainly supported by adjusted* operating expenses that were down 8% for 9M18, reflecting our continued discipline in cost management.

Investment Banking & Capital Markets (IBCM) continued the successful execution of our strategy in 3Q18, delivering an increase of 67% in adjusted* pre-tax income to USD 90 million. Adjusted* pre-tax income in 9M18 was also up 9% at USD 325 million. Net revenues rose 15% to USD 543 million in 3Q18, driven by higher advisory and equity underwriting fees, significantly outperforming the Street2. In 9M18, net revenues were up 9% at USD 1.8 billion. Global advisory and underwriting revenues were up 7% at USD 1.0 billion9, also outperforming the Street10.
Continued momentum in our M&A franchise, with share gains in the Americas and EMEA over 3Q182, and increased announced volumes, contributed to a top 5 rank in global M&A10. We also retained our top 5 rank in Leveraged Finance10.
Equity underwriting revenues were up 37% at USD 93 million for the quarter, reflecting higher IPO issuances. For 9M18, equity underwriting revenues were up 10%, despite reduced ECM Street activity2. Debt underwriting revenues were down 5% at USD 230 million in the third quarter, outperforming the Street2. For 9M18, debt underwriting revenues were down 3% at USD 777 million, in line with the Street2.
Adjusted* operating expenses in 3Q18 were up 10% at USD 450 million due to higher variable compensation expenses, in line with the improvement in business performance, as well as the impact of the adoption of the new revenue recognition accounting standard. The adjusted* cost/income ratio fell to 83% for the quarter from 86% in 3Q17.

In Global Markets (GM), since 2016 we have taken a differentiated approach to many of our peers by placing a hard ceiling on the RWA and leverage usage of the division, rightsizing the cost base as well as its risk budget by exiting businesses which did not cover their cost of capital or were not in line with our strategy.
Alongside these actions, we also made a number of important investments, most notably in our Equities franchise, in derivatives and in Advanced Execution Services (AES) to regain market share, grow absolute revenues and rebalance the division between Equities and Fixed Income. Our 3Q18 results reflect the tail end of our restructuring measures and include the impact of the rationalisation of Rates and Emerging Markets Macro which we have executed over the past two quarters.
As we look ahead to 2019, representing the first year post restructuring, we believe the benefits of our actions will drive returns higher for the division while maintaining our discipline around cost, risk and capital. We expect revenues in GM to benefit from the investments we have made in Equities, about USD 250 million of lower funding costs and closer collaboration with Wealth Management.
In 3Q18, GM demonstrated strict cost and capital discipline in a challenging operating environment characterised by tighter credit spreads and reduced credit client activity. The lower revenues we experienced reflected in part the continued rationalisation of our emerging markets and macro businesses. Overall revenues were 13% lower, normalised for the impact of business exits, or 19% lower as reported. GM recorded an adjusted* pre-tax loss of USD 21 million in 3Q18.
In addition, GM maintained its conservative approach to capital management as leverage exposure decreased by 12%.
Equities revenues11 of USD 426 million were up 6% (normalised for business exits, or 1% without such normalisation), reflecting continued momentum in equity derivatives, up 70%, and increased equity underwriting activity.
Fixed Income11 revenues of USD 755 million were down 15% (normalised for business exits, or 20% without such normalisation), reflecting a more challenging quarter in Securitized Products and a strong comparable period in 2017. We maintained our leading market share12 in our asset finance and leveraged finance underwriting franchises.
Adjusted* total operating expenses decreased by 10%, driven by continued progress on efficiency initiatives. GM is on track to achieve our 2018 goal of less than USD 4.8 billion in adjusted* total operating expenses.

Credit Suisse and sustainable finance
As part of our commitment to sustainability, Credit Suisse offers clients responsible investment products and services spanning a range of asset classes and risk/return profiles. We have been active in the field of sustainability investing and impact investing for 16 years and have played a pioneering role in the development of this rapidly growing sector.
Our Impact Advisory and Finance Department (IAF) aims to facilitate investable projects and initiatives that have a positive economic and social impact, while generating a financial return. It enables and advances impact investing and sustainable business activities across the Group, benefiting wealth management, institutional and corporate clients.
Third quarter highlights in the area of sustainability include the launch of a new Green Bond Index and Credit Suisse’s renewed inclusion in the Dow Jones Sustainability World Index, with our economic, environmental and social ratings improving year on year. We also received a top score of A+ in the Strategy and Governance module of the UN’s Principles for Responsible Investing (PRI) 2018 Assessment Report. In September, we announced a partnership with the Bill & Melinda Gates Foundation and the charity Room to Read to help foster positive change in primary education in India.

Contact details
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com
James Quinn, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com
The 3Q18 Financial Report, Results Presentation slides and Time Series spreadsheets are available to download from 07:00 CET today at: https://www.credit-suisse.com/results
Presentation of 3Q18 results – Thursday, 1 November 2018
Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 03:15 New York	10:15 Zurich 09:15 London 05:15 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer Adam Gishen, Group Head of Investor Relations and Corporate Communications	David Mathers, Chief Financial Officer Adam Gishen, Group Head of Investor Relations and Corporate Communications
Language	English	English with simultaneous German translation
Access	Switzerland +41 44 580 48 73 Europe +44 207 192 8007 US +1 866 597 37 99 Reference: Credit Suisse Group Quarterly Results Please dial in 15 minutes before the start of the call	Switzerland +41 44 580 48 73 Europe +44 207 192 8007 US +1 866 597 37 99 Reference: Credit Suisse Group Quarterly Results Please dial in 10 minutes before the start of the call
Q&A Session	Opportunity to ask questions via the telephone conference.	Following the presentation, you will have the opportunity to ask the speakers questions.
Playback	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 75 32 Conference ID: 9285538	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 75 32 Conference ID English: 9374999 Conference ID German: 6836687

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Footnotes
* Refers to adjusted results, which are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix to this Media Release
1 At constant 2015 FX rates
2 Source: Dealogic (Americas and EMEA) for the period ending 30 September 2018
3 Excludes Swisscard pre-tax income of CHF 25 million in 1H15
4 Refers to SUB, IWM and APAC PB within WM&C
5 Excludes Swisscard NII and recurring commissions and fee revenues of CHF 133 million in 1H15
6 Excludes Swisscard transaction and performance-based revenues of CHF 15 million in 1H15
7 Excludes Swisscard net revenues of CHF 148 million in 1H15
8 Source: Dealogic (Asia Pacific ex-Japan and ex-China onshore) for the period ending 30 September 2018
9 Covers advisory and underwriting revenues in GM, IBCM, SUB and APAC
10 Source: Dealogic (Global) for the period ending 30 September 2018
11 Includes sales and trading and underwriting
12 Source: Dealogic (Americas and EMEA) for the period ending 30 September 2018 and Thomson Reuters for the period ending 30 September 2018
Abbreviations
APAC – Asia Pacific; AuM – assets under management; CAGR – compound annual growth rate; CHF – Swiss francs; CET1 – common equity tier 1; ECM – equity capital markets; EM – emerging markets; EMEA – Europe, Middle East and Africa; ESG – environmental, social and governance; FX – foreign exchange; GM – Global Markets; HNW – high-net-worth; IAF – Impact Advisory and Finance department; IBCM – Investment Banking & Capital Markets; IPO – initial public offering; IWM – International Wealth Management; M&A – mergers and acquisitions; NII – net interest income; NNA – net new assets; PB – Private Banking; PC – Private Clients; RWA – risk-weighted assets; SEC – Securities and Exchange Commission; SUB – Swiss Universal Bank; UHNW – ultra-high-net-worth; USD – US dollar; US GAAP – US generally accepted accounting principles; WM&C – Wealth Management & Connected
Important information
This Media Release contains select information from the full 3Q18 Financial Report and 3Q18 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 3Q18 Financial Report and 3Q18 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 3Q18 Financial Report and 3Q18 Results Presentation slides are not incorporated by reference into this Media Release.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.

Our cost savings programme is measured using adjusted operating cost base at constant FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings programme). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18 and 2Q18 Financial Reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the WM&C business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Gross margin is calculated by dividing net revenues by average assets under management. Net margin is calculated by dividing income before taxes by average assets under management. Adjusted margins are calculated using adjusted results, applying the same methodology to calculate gross and net margin.
Mandate penetration reflects advisory and discretionary mandates volumes as a percentage of assets under management, excluding those from the external asset manager business.
References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results. References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.

Generic references to profit and costs in this media release refer to pre-tax income and operating expenses, respectively.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Credit Suisse Group results (CHF million)
Net revenues	4,888	5,595	4,972	(13)	(2)	16,119	15,711	3
Provision for credit losses	65	73	32	(11)	103	186	167	11
Total operating expenses	4,152	4,470	4,540	(7)	(9)	13,156	13,892	(5)
Income before taxes	671	1,052	400	(36)	68	2,777	1,652	68
Net income attributable to shareholders	424	647	244	(34)	74	1,765	1,143	54
Assets under management and net new assets (CHF million)
Assets under management	1,405.3	1,398.4	1,344.8	0.5	4.5	1,405.3	1,344.8	4.5
Net new assets	16.6	15.4	(1.8)	7.8	–	57.1	34.7	64.6
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.9	12.8	14.0	–	–	12.9	14.0	–
Look-through CET1 ratio (%)	12.9	12.8	13.2	–	–	12.9	13.2	–
Look-through CET1 leverage ratio (%)	4.0	3.9	3.8	–	–	4.0	3.8	–
Look-through tier 1 leverage ratio (%)	5.1	5.2	5.2	–	–	5.1	5.2	–

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Statements of operations (CHF million)
Net revenues	5,042	5,771	5,227	(154)	(176)	(255)	4,888	5,595	4,972
Provision for credit losses	62	74	40	3	(1)	(8)	65	73	32
Compensation and benefits	2,333	2,476	2,414	61	71	85	2,394	2,547	2,499
General and administrative expenses	1,243	1,313	1,366	58	107	216	1,301	1,420	1,582
Commission expenses	283	326	338	3	2	9	286	328	347
Restructuring expenses	143	162	91	28	13	21	171	175	112
Total other operating expenses	1,669	1,801	1,795	89	122	246	1,758	1,923	2,041
Total operating expenses	4,002	4,277	4,209	150	193	331	4,152	4,470	4,540
Income/(loss) before taxes	978	1,420	978	(307)	(368)	(578)	671	1,052	400
Statement of operations metrics (%)
Return on regulatory capital	9.0	12.8	9.3	–	–	–	6.0	9.1	3.5
Balance sheet statistics (CHF million)
Total assets	745,486	770,719	739,281	23,058	27,439	49,409	768,544	798,158	788,690
Risk-weighted assets [1]	257,310	256,677	229,170	19,297	20,448	35,842	276,607	277,125	265,012
Leverage exposure [1]	852,092	881,310	843,582	32,860	38,692	65,385	884,952	920,002	908,967
Credit Suisse and Core Results
	Core Results		Strategic Resolution Unit		Credit Suisse
in / end of	9M18	9M17	9M18	9M17	9M18	9M17
Statements of operations (CHF million)
Net revenues	16,652	16,446	(533)	(735)	16,119	15,711
Provision for credit losses	184	138	2	29	186	167
Compensation and benefits	7,282	7,532	197	267	7,479	7,799
General and administrative expenses	3,938	4,123	291	587	4,229	4,710
Commission expenses	949	1,042	9	23	958	1,065
Restructuring expenses	438	279	52	39	490	318
Total other operating expenses	5,325	5,444	352	649	5,677	6,093
Total operating expenses	12,607	12,976	549	916	13,156	13,892
Income/(loss) before taxes	3,861	3,332	(1,084)	(1,680)	2,777	1,652
Statement of operations metrics (%)
Return on regulatory capital	11.8	10.5	–	–	8.1	4.8
1 Disclosed on a look-through basis.

Adjusted results referred to in this media release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	5,042	5,771	5,227	(154)	(176)	(255)	4,888	5,595	4,972
Real estate gains	(15)	0	0	0	0	0	(15)	0	0
(Gains)/losses on business sales	5	0	0	0	0	0	5	0	0
Adjusted net revenues	5,032	5,771	5,227	(154)	(176)	(255)	4,878	5,595	4,972
Provision for credit losses	62	74	40	3	(1)	(8)	65	73	32
Total operating expenses	4,002	4,277	4,209	150	193	331	4,152	4,470	4,540
Restructuring expenses	(143)	(162)	(91)	(28)	(13)	(21)	(171)	(175)	(112)
Major litigation provisions	(13)	(29)	(20)	(9)	(26)	(88)	(22)	(55)	(108)
Expenses related to business sales	0	0	0	(2)	(1)	0	(2)	(1)	0
Adjusted total operating expenses	3,846	4,086	4,098	111	153	222	3,957	4,239	4,320
Income/(loss) before taxes	978	1,420	978	(307)	(368)	(578)	671	1,052	400
Total adjustments	146	191	111	39	40	109	185	231	220
Adjusted income/(loss) before taxes	1,124	1,611	1,089	(268)	(328)	(469)	856	1,283	620
Adjusted return on regulatory capital (%)	10.4	14.6	10.4	–	–	–	7.6	11.1	5.5
	Core Results		Strategic Resolution Unit		Credit Suisse
in	9M18	9M17	9M18	9M17	9M18	9M17
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	16,652	16,446	(533)	(735)	16,119	15,711
Real estate gains	(15)	0	(1)	0	(16)	0
(Gains)/losses on business sales	(68)	23	0	(38)	(68)	(15)
Adjusted net revenues	16,569	16,469	(534)	(773)	16,035	15,696
Provision for credit losses	184	138	2	29	186	167
Total operating expenses	12,607	12,976	549	916	13,156	13,892
Restructuring expenses	(438)	(279)	(52)	(39)	(490)	(318)
Major litigation provisions	(90)	(59)	(72)	(179)	(162)	(238)
Expenses related to business sales	0	0	(3)	0	(3)	0
Adjusted total operating expenses	12,079	12,638	422	698	12,501	13,336
Income/(loss) before taxes	3,861	3,332	(1,084)	(1,680)	2,777	1,652
Total adjustments	445	361	126	180	571	541
Adjusted income/(loss) before taxes	4,306	3,693	(958)	(1,500)	3,348	2,193
Adjusted return on regulatory capital (%)	13.2	11.7	–	–	9.8	6.3
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjusted results
	Credit Suisse
in	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	5,636	5,189	4,972	5,205	5,534	5,181	5,396	5,108	4,638
Real estate gains	(1)	0	0	0	0	(78)	(346)	0	0
(Gains)/losses on business sales	(73)	28	0	0	(15)	2	0	0	56
Adjusted net revenues	5,562	5,217	4,972	5,205	5,519	5,105	5,050	5,108	4,694
Provision for credit losses	48	43	32	82	53	75	55	(28)	150
Total operating expenses	4,534	5,005	4,540	4,541	4,811	7,309	5,119	4,937	4,972
Restructuring expenses	(144)	(137)	(112)	(69)	(137)	(49)	(145)	(91)	(255)
Major litigation provisions	(85)	(255)	(108)	(33)	(97)	(2,401)	(306)	0	0
Expenses related to business sales	0	(8)	0	0	0	0	0	0	0
Adjusted total operating expenses	4,305	4,605	4,320	4,439	4,577	4,859	4,668	4,846	4,717
Income/(loss) before taxes	1,054	141	400	582	670	(2,203)	222	199	(484)
Total adjustments	155	428	220	102	219	2,374	105	91	311
Adjusted income/(loss) before taxes	1,209	569	620	684	889	171	327	290	(173)
Reconciliation of adjusted results (continued)
	Credit Suisse
in	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Reconciliation of adjusted results (CHF million, except where indicated)
Net revenues	4,210	5,985	6,955	6,647	6,372	6,578	6,463	6,829
Fair value on own debt	697	(623)	(228)	(144)	(297)	(318)	(17)	89
Real estate gains	(72)	0	(23)	0	(375)	0	(5)	(34)
(Gains)/losses on business sales	(34)	0	0	0	(101)	0	0	0
Adjusted net revenues	4,801	5,362	6,704	6,503	5,599	6,260	6,441	6,884
Provision for credit losses	133	110	51	30	75	59	18	34
Total operating expenses	10,518	5,023	5,248	5,106	5,405	5,181	6,791	5,052
Goodwill impairment	(3,797)	0	0	0	0	0	0	0
Restructuring expenses	(355)	–	–	–	–	–	–	–
Major litigation provisions	(563)	(204)	(63)	10	(393)	(290)	(1,711)	(42)
Adjusted total operating expenses	5,803	4,819	5,185	5,116	5,012	4,891	5,080	5,010
Income/(loss) before taxes	(6,441)	852	1,656	1,511	892	1,338	(346)	1,743
Total adjustments	5,306	(419)	(188)	(154)	(380)	(28)	1,689	97
Adjusted income/(loss) before taxes	(1,135)	433	1,468	1,357	512	1,310	1,343	1,840

Reconciliation of adjusted results
	SUB, IWM and APAC WM&C
in	9M18	9M17	9M16	9M15	[1]	2015	[1]
Adjusted results (CHF million)
Net revenues	9,987	9,521	9,103	8,596		11,631
Real estate gains	(15)	0	(346)	(23)		(95)
(Gains)/losses on business sales	(68)	0	0	0		(34)
Adjusted net revenues	9,904	9,521	8,757	8,573		11,502
Provision for credit losses	135	81	77	139		174
Total operating expenses	6,377	6,527	6,266	6,193		9,252
Goodwill impairment	0	0	0	0		(446)
Restructuring expenses	(179)	(131)	(110)	–		(79)
Major litigation provisions	(80)	(59)	19	(40)		(299)
Adjusted total operating expenses	6,118	6,337	6,175	6,153		8,428
Income before taxes	3,475	2,913	2,760	2,264		2,205
Total adjustments	176	190	(255)	17		695
Adjusted income before taxes	3,651	3,103	2,505	2,281		2,900
1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 million and CHF 123 million, respectively.
Reconciliation of adjustment items
	Group
in	9M18	9M17	2017	2016	2015
Adjusted results (CHF million)
Total operating expenses	13,156	13,892	18,897	22,337	25,895
Goodwill impairment	0	0	0	0	(3,797)
Restructuring expenses	(490)	(318)	(455)	(540)	(355)
Major litigation provisions	(162)	(238)	(493)	(2,707)	(820)
Expenses related to business sales	(3)	0	(8)	0	0
Debit valuation adjustments (DVA)	14	(63)	(83)	0	0
Certain accounting changes	(183)	(169)	(234)	(70)	(58)
Adjusted operating cost base	12,332	13,104	17,624	19,020	20,865
FX adjustment	256	277	326	291	310
Adjusted FX-neutral operating cost base	12,588	13,381	17,950	19,311	21,175

Swiss Universal Bank
	in / end of			% change		in / end of % change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Results (CHF million)
Net revenues	1,341	1,419	1,319	(5)	2	4,191	4,078	3
of which Private Clients	730	757	727	(4)	0	2,249	2,171	4
of which Corporate & Institutional Clients	611	662	592	(8)	3	1,942	1,907	2
Provision for credit losses	31	35	14	(11)	121	100	60	67
Total operating expenses	799	831	879	(4)	(9)	2,464	2,686	(8)
Income before taxes	511	553	426	(8)	20	1,627	1,332	22
of which Private Clients	249	268	206	(7)	21	782	589	33
of which Corporate & Institutional Clients	262	285	220	(8)	19	845	743	14
Metrics (%)
Return on regulatory capital	16.2	17.7	13.2	–	–	17.2	13.8	–
Cost/income ratio	59.6	58.6	66.6	–	–	58.8	65.9	–
Private Clients
Assets under management (CHF billion)	209.3	207.9	206.1	0.7	1.6	209.3	206.1	1.6
Net new assets (CHF billion)	0.9	0.5	1.0	–	–	4.1	4.7	–
Gross margin (annualized) (bp)	139	145	142	–	–	144	145	–
Net margin (annualized) (bp)	48	51	40	–	–	50	39	–
Corporate & Institutional Clients
Assets under management (CHF billion)	360.2	355.8	346.7	1.2	3.9	360.2	346.7	3.9
Net new assets (CHF billion)	1.8	0.9	(13.7)	–	–	6.5	(13.7)	–

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Adjusted results (CHF million, except where indicated)
Net revenues	730	757	727	611	662	592	1,341	1,419	1,319
Real estate gains	(15)	0	0	0	0	0	(15)	0	0
Adjusted net revenues	715	757	727	611	662	592	1,326	1,419	1,319
Provision for credit losses	13	11	9	18	24	5	31	35	14
Total operating expenses	468	478	512	331	353	367	799	831	879
Restructuring expenses	(17)	(17)	(9)	(8)	(10)	(4)	(25)	(27)	(13)
Major litigation provisions	0	0	(2)	(2)	0	(7)	(2)	0	(9)
Adjusted total operating expenses	451	461	501	321	343	356	772	804	857
Income before taxes	249	268	206	262	285	220	511	553	426
Total adjustments	2	17	11	10	10	11	12	27	22
Adjusted income before taxes	251	285	217	272	295	231	523	580	448
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	16.6	18.6	13.9
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	9M18	9M17	9M18	9M17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	2,249	2,171	1,942	1,907	4,191	4,078
Real estate gains	(15)	0	0	0	(15)	0
Gains on business sales	(19)	0	(18)	0	(37)	0
Adjusted net revenues	2,215	2,171	1,924	1,907	4,139	4,078
Provision for credit losses	34	32	66	28	100	60
Total operating expenses	1,433	1,550	1,031	1,136	2,464	2,686
Restructuring expenses	(56)	(54)	(24)	(7)	(80)	(61)
Major litigation provisions	0	(4)	(2)	(38)	(2)	(42)
Adjusted total operating expenses	1,377	1,492	1,005	1,091	2,382	2,583
Income before taxes	782	589	845	743	1,627	1,332
Total adjustments	22	58	8	45	30	103
Adjusted income before taxes	804	647	853	788	1,657	1,435
Adjusted return on regulatory capital (%)	–	–	–	–	17.5	14.9

International Wealth Management
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Results (CHF million)
Net revenues	1,265	1,344	1,262	(6)	0	4,012	3,747	7
of which Private Banking	913	992	870	(8)	5	2,948	2,680	10
of which Asset Management	352	352	392	0	(10)	1,064	1,067	0
Provision for credit losses	15	5	3	200	400	19	13	46
Total operating expenses	872	906	904	(4)	(4)	2,698	2,723	(1)
Income before taxes	378	433	355	(13)	6	1,295	1,011	28
of which Private Banking	287	347	252	(17)	14	1,035	788	31
of which Asset Management	91	86	103	6	(12)	260	223	17
Metrics (%)
Return on regulatory capital	27.1	31.8	26.9	–	–	31.4	26.1	–
Cost/income ratio	68.9	67.4	71.6	–	–	67.2	72.7	–
Private Banking
Assets under management (CHF billion)	368.4	370.7	355.3	(0.6)	3.7	368.4	355.3	3.7
Net new assets (CHF billion)	3.0	5.2	3.6	–	–	13.7	12.9	–
Gross margin (annualized) (bp)	99	107	101	–	–	107	106	–
Net margin (annualized) (bp)	31	37	29	–	–	37	31	–
Asset Management
Assets under management (CHF billion)	403.7	401.4	376.3	0.6	7.3	403.7	376.3	7.3
Net new assets (CHF billion)	4.5	8.0	1.1	–	–	21.5	18.9	–

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Adjusted results (CHF million, except where indicated)
Net revenues	913	992	870	352	352	392	1,265	1,344	1,262
(Gains)/losses on business sales	0	0	0	5	0	0	5	0	0
Adjusted net revenues	913	992	870	357	352	392	1,270	1,344	1,262
Provision for credit losses	15	5	3	0	0	0	15	5	3
Total operating expenses	611	640	615	261	266	289	872	906	904
Restructuring expenses	(21)	(25)	(9)	(7)	(3)	(7)	(28)	(28)	(16)
Major litigation provisions	0	0	(11)	0	0	0	0	0	(11)
Adjusted total operating expenses	590	615	595	254	263	282	844	878	877
Income before taxes	287	347	252	91	86	103	378	433	355
Total adjustments	21	25	20	12	3	7	33	28	27
Adjusted income before taxes	308	372	272	103	89	110	411	461	382
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	29.4	33.9	28.9
	Private Banking		Asset Management		International Wealth Management
in	9M18	9M17	9M18	9M17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	2,948	2,680	1,064	1,067	4,012	3,747
(Gains)/losses on business sales	(37)	0	6	0	(31)	0
Adjusted net revenues	2,911	2,680	1,070	1,067	3,981	3,747
Provision for credit losses	19	13	0	0	19	13
Total operating expenses	1,894	1,879	804	844	2,698	2,723
Restructuring expenses	(64)	(36)	(18)	(23)	(82)	(59)
Major litigation provisions	0	(17)	0	0	0	(17)
Adjusted total operating expenses	1,830	1,826	786	821	2,616	2,647
Income before taxes	1,035	788	260	223	1,295	1,011
Total adjustments	27	53	24	23	51	76
Adjusted income before taxes	1,062	841	284	246	1,346	1,087
Adjusted return on regulatory capital (%)	–	–	–	–	32.6	28.0

Asia Pacific
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Results (CHF million)
Net revenues	811	914	890	(11)	(9)	2,716	2,619	4
of which Wealth Management & Connected	557	564	548	(1)	2	1,784	1,696	5
of which Markets	254	350	342	(27)	(26)	932	923	1
Provision for credit losses	10	7	5	43	100	27	8	238
Total operating expenses	625	690	667	(9)	(6)	2,062	2,058	0
Income before taxes	176	217	218	(19)	(19)	627	553	13
of which Wealth Management & Connected	180	168	173	7	4	553	570	(3)
of which Markets	(4)	49	45	–	–	74	(17)	–
Metrics (%)
Return on regulatory capital	12.5	14.8	16.8	–	–	15.0	13.9	–
Cost/income ratio	77.1	75.5	74.9	–	–	75.9	78.6	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	207.5	205.6	190.0	0.9	9.2	207.5	190.0	9.2
Net new assets (CHF billion)	6.4	3.4	5.8	–	–	16.0	15.6	–
Gross margin (annualized) (bp)	76	80	87	–	–	83	91	–
Net margin (annualized) (bp)	26	29	30	–	–	30	32	–

Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17
Adjusted results (CHF million, except where indicated)
Net revenues	557	564	548	254	350	342	811	914	890
Provision for credit losses	1	6	5	9	1	0	10	7	5
Total operating expenses	376	390	370	249	300	297	625	690	667
Restructuring expenses	(3)	(11)	(5)	(6)	(9)	(5)	(9)	(20)	(10)
Major litigation provisions	(1)	(29)	0	0	0	0	(1)	(29)	0
Adjusted total operating expenses	372	350	365	243	291	292	615	641	657
Income/(loss) before taxes	180	168	173	(4)	49	45	176	217	218
Total adjustments	4	40	5	6	9	5	10	49	10
Adjusted income before taxes	184	208	178	2	58	50	186	266	228
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.2	18.3	17.6
	Wealth Management & Connected		Markets		Asia Pacific
in	9M18	9M17	9M18	9M17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,784	1,696	932	923	2,716	2,619
Provision for credit losses	16	8	11	0	27	8
Total operating expenses	1,215	1,118	847	940	2,062	2,058
Restructuring expenses	(17)	(11)	(18)	(29)	(35)	(40)
Major litigation provisions	(78)	0	0	0	(78)	0
Adjusted total operating expenses	1,120	1,107	829	911	1,949	2,018
Income/(loss) before taxes	553	570	74	(17)	627	553
Total adjustments	95	11	18	29	113	40
Adjusted income before taxes	648	581	92	12	740	593
Adjusted return on regulatory capital (%)	–	–	–	–	17.7	15.0
			APAC Markets
in	3Q18	3Q17	9M18	9M17
Adjusted results (USD million)
Net revenues	259	354	961	945
Total operating expenses	253	308	872	960
Restructuring expenses	(5)	(6)	(18)	(29)
Adjusted total operating expenses	248	302	854	931
Income before taxes	(4)	46	77	(15)
Total adjustments	5	6	18	29
Adjusted income before taxes	1	52	95	14

Global Markets
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Results (CHF million)
Net revenues	1,043	1,426	1,262	(27)	(17)	4,015	4,388	(9)
Provision for credit losses	3	12	6	(75)	(50)	19	23	(17)
Total operating expenses	1,136	1,266	1,185	(10)	(4)	3,649	3,720	(2)
Income/(loss) before taxes	(96)	148	71	–	–	347	645	(46)
Metrics (%)
Return on regulatory capital	(3.0)	4.2	2.0	–	–	3.5	6.1	–
Cost/income ratio	108.9	88.8	93.9	–	–	90.9	84.8	–
Reconciliation of adjusted results
	Global Markets
in	3Q18	2Q18	3Q17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	1,043	1,426	1,262	4,015	4,388
Provision for credit losses	3	12	6	19	23
Total operating expenses	1,136	1,266	1,185	3,649	3,720
Restructuring expenses	(64)	(56)	(27)	(162)	(79)
Major litigation provisions	(10)	0	0	(10)	0
Adjusted total operating expenses	1,062	1,210	1,158	3,477	3,641
Income/(loss) before taxes	(96)	148	71	347	645
Total adjustments	74	56	27	172	79
Adjusted income/(loss) before taxes	(22)	204	98	519	724
Adjusted return on regulatory capital (%)	(0.7)	5.8	2.8	5.2	6.9
			Global Markets
in	3Q18	3Q17	9M18	9M17
Adjusted results (USD million)
Net revenues	1,066	1,308	4,149	4,483
Provision for credit losses	3	7	20	24
Total operating expenses	1,160	1,228	3,764	3,801
Restructuring expenses	(66)	(28)	(167)	(81)
Major litigation provisions	(10)	0	(10)	0
Adjusted total operating expenses	1,084	1,200	3,587	3,720
Income before taxes	(97)	73	365	658
Total adjustments	76	28	177	81
Adjusted income before taxes	(21)	101	542	739

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Results (CHF million)
Net revenues	530	644	457	(18)	16	1,702	1,574	8
Provision for credit losses	3	15	12	(80)	(75)	19	31	(39)
Total operating expenses	457	519	410	(12)	11	1,444	1,281	13
Income before taxes	70	110	35	(36)	100	239	262	(9)
Metrics (%)
Return on regulatory capital	8.9	13.9	5.2	–	–	10.4	13.2	–
Cost/income ratio	86.2	80.6	89.7	–	–	84.8	81.4	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	3Q18	2Q18	3Q17	9M18	9M17
Adjusted results (CHF million, except where indicated)
Net revenues	530	644	457	1,702	1,574
Provision for credit losses	3	15	12	19	31
Total operating expenses	457	519	410	1,444	1,281
Restructuring expenses	(17)	(31)	(16)	(78)	(28)
Adjusted total operating expenses	440	488	394	1,366	1,253
Income before taxes	70	110	35	239	262
Total adjustments	17	31	16	78	28
Adjusted income before taxes	87	141	51	317	290
Adjusted return on regulatory capital (%)	11.0	17.8	7.6	13.8	14.6
	Investment Banking & Capital Markets
in	3Q18	3Q17	9M18	9M17
Adjusted results (USD million)
Net revenues	543	474	1,752	1,609
Provision for credit losses	3	12	19	32
Total operating expenses	468	425	1,489	1,309
Restructuring expenses	(18)	(17)	(81)	(29)
Adjusted total operating expenses	450	408	1,408	1,280
Income before taxes	72	37	244	268
Total adjustments	18	17	81	29
Adjusted income before taxes	90	54	325	297
Global advisory and underwriting revenues
	in			% change		in		% change
	3Q18	2Q18	3Q17	QoQ	YoY	9M18	9M17	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,020	1,156	950	(12)	7	3,282	3,099	6
of which advisory and other fees	291	313	237	(7)	23	855	707	21
of which debt underwriting	498	568	544	(12)	(8)	1,682	1,773	(5)
of which equity underwriting	231	275	169	(16)	37	745	619	20

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

 Tidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial OfficerNovember 1, 2018  Credit SuisseThird Quarter 2018 Results

 2  November 1, 2018  Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our 3Q18 Financial Report, published on November 1, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Earnings Review  3  November 1, 2018

Key messages

3Q18 adjusted PTI of CHF 856 mn, up 38% YoY, 8th consecutive quarter of year-on-year profit growth; 9M18 NNA of CHF 55.3 bn across Wealth[3] and Asset Management; Continued progress towards our 2018 targets; Lowest cost quarter in last 5 years; Increased CET1 ratio to 12.9%

1. **Continued profitable growth in Wealth Management** with adjusted PTI[1] of CHF 3.7 bn in 9M18 – step-change with profits 26% above FY15[2] ; 3Q18 NNA[3] of CHF 10.3 bn in a challenging environment and 9M18 NNA[3] of CHF 33.8 bn; Record Wealth Management AuM[3] of CHF 785 bn at increased net margins[3] in 9M18; Total AuM of CHF 1.4 tn across the Group

2. Consistently creating **positive operating leverage** by driving down operating expenses with 3Q18 the lowest cost quarter in the last 5 years; Delivered CHF 4.0 bn of cumulative net cost savings by 9M18[4], achieving 96% of total targeted cost savings

3. Continued **strong capital position** with CET1 ratio of 12.9%; Tier 1 leverage ratio of 5.1%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB, IWM, APAC WM&C 2 SUB excludes Swisscard pre-tax income of CHF 25 mn in 1H15 3 Relating to SUB PC, IWM PB and APAC PB within WM&C 4 Relating to cumulative cost savings for the period 2016 to 9M18, measured at constant 2015 FX rates; see Appendix

CREDIT SUISSE November 1, 2018 4

   5  November 1, 2018  1Q  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Eighth consecutive quarter of year-on-year profit growth since 4Q16…  -1,135  ‘16  ‘17  ‘18  3Q  ‘16  ‘17  4Q  ‘15  ‘16  ‘17  2Q  ‘16  ‘17  ‘18  Group adjusted pre-tax incomein CHF mn    +38%  ‘18

…driven by proactively generating positive operating leverage…

Group adjusted performance YoY



Net revenues increase
Operating expenses decrease
Pre-tax income increase in CHF mn
4Q16: +6% / -16% / +1,306
1Q17: +18% / -3% / +1,062
2Q17: +2% / -8% / +394
3Q17: -2% / -7% / +293
4Q17: +2% / -5% / +398
1Q18: +1% / -6% / +320
2Q18: +7% / -5% / +599
3Q18: -2% / -8% / +236
Cumulative PTI improvement
+4,608

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE
November 1, 2018
6

 7  November 1, 2018  …with a compounding effect over time  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 177 mn in 9M16, CHF 167 mn in 9M17 and CHF 186 mn in 9M18  3.3  12.5  16.0  13.3  15.7  9M18  9M16  9M17  Net revenues  Pre-tax income1  Operating expenses  -12%  Group adjusted resultsin CHF bn   14.2  14.9  0.4  2.2    +2.9 bn  +6%  -6%  9M18 vs. 9M16  +2%  -6%  +8%

     8  November 1, 2018  In 2015 we defined a strategy for Credit Suisse  A leading Wealth Manager…  …following a balanced approach between Mature and Emerging Markets in Wealth Management…  …with strong Investment Banking capabilities…  …focusing on UHNW and entrepreneur clients…  …serving both our clients’ private wealth and business financial needs

We are allocating more capital to Wealth Management and IBCM businesses and have right-sized our Markets activities



RWA contribution[1]
in CHF bn
Markets activities[2]
SUB, IWM, APAC WM&C and IBCM
Before
249
52%
48%
9M15
236
34%
66%
1H18
Now
236
33%
67%
9M18

1 Excl. Corp. Ctr. RWA of CHF 16 bn in 9M15 and CHF 30 bn in 1H18 and 9M18 2 Incl. Global Markets, APAC Markets and SRU. SRU excl. Op Risk RWA of USD 20 bn in 9M15 and USD 11 bn in 1H18 and 9M18

CREDIT SUISSE
November 1, 2018
9

   10  November 1, 2018  In Wealth Management, we have generated strong net asset inflows in 3Q18…  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 APAC PB within WM&C  Wealth Management1 NNAin CHF bn  2  +45%    UHNW share of NNA  ~65%  ~85%

 11  November 1, 2018  …bringing our total 9M18 NNA to CHF 55.3 bn across Wealth and Asset Management in a more challenging environment…  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  Net new assetsin CHF bn    +28%  1

 12  November 1, 2018  …and reaching CHF 1.2 trillion AuM across Wealth and Asset Management  1 Relating to SUB PC, IWM PB and APAC PB within WM&C      +28%  Assets under Managementin CHF bn  1

Significant profit acceleration across our Wealth Management-related businesses

Wealth Management-related businesses[1] adjusted pre-tax income in CHF mn



+1.4 bn
APAC WM&C
IWM
SUB
2,281
231
787
1,263
3,651
648
1,346
1,657
2,900
+26%
9M15 2
9M18
FY15 2

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard pre-tax income of CHF 25 mn in 1H15

CREDIT SUISSE
November 1, 2018
13

 14  November 1, 2018  3Q18 is the lowest cost quarter in the last 5 years  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix      1Q  2Q  3Q  4Q          Group adjusted operating expensesin CHF bn  Implied maximum 4Q18 adjusted operating cost base at constant FX rates* to achieve 2018 target of < CHF 17.0 bn    4.4*

 15  November 1, 2018  The improving performance of our core franchise is becoming more visible as the SRU drag reduces  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  2.9  3.7  4.3  9M18 vs. 9M16  +50%  +654%  -60%  Core  SRU drag  Group  Adjustedpre-tax incomein CHF bn

We are delivering against the objectives of our restructuring program laid out at the end of 2015

9M18 performance selected metrics
adjusted

Capital	CET1 ratio 12.9%	COMPLETED	●
	Tier 1 leverage ratio 5.1%	COMPLETED	●
	Passed first public CCAR stress test in 2018	COMPLETED	●
Cost	Cumulative net cost savings* CHF 4.0 bn[1]		●
	9M18 cost base* CHF 12.6 bn; 4Q18 <CHF 4.4 bn to achieve[2]		●
SRU	RWA ex Op Risk USD 9 bn[3]	COMPLETED	●
	PTI drag USD 1.0 bn		●
SUB	PTI CHF 1.7 bn		●
IWM	PTI CHF 1.3 bn		●
APAC WM&C	PTI CHF 0.65 bn		●
IBCM	RoRC† 14%		●
Global Markets	RWA USD 59 bn / LE USD 255 bn	COMPLETED	●
	Operating expenses USD 3.6 bn		●
	Net revenues USD 4.1 bn		● (amber)
Controls	Compliance headcount increased by 42%[4]		●
	Single Client View covering 99% of Wealth Management clients		●
	Strengthened Risk function – increased seniority by ~40%[5]		●

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix *,† See Appendix 1 Cumulative cost savings for the period 2016 to 9M18 2 Maximum 4Q18 adj. operating cost base to achieve FY18 target of < CHF 17.0 bn 3 Excl. Op Risk RWA of USD 11 bn 4 Since end-2015, as at September 17, 2018 5 Since 9M15. Seniority measured as senior titles (MDR, DIR)

CREDIT SUISSE November 1, 2018 16

 Performance highlights  17  November 1, 2018

 18  November 1, 2018  SUB, IWM and APAC PB1net revenues2in CHF mn      Our focus on NII and recurring fees has paid off…  1 APAC PB within WM&C 2 Totals include other revenues of CHF -10 mn in 9M15 and CHF -3 mn in 9M18 3 Excludes Swisscard revenues of CHF 148 mn in 1H15  3  +1.1 bn

   19  November 1, 2018  …as NII and recurring revenues offer a stable, high-quality and growing income stream  SUB, IWM and APAC PB1 net interest income and recurring commissions and feesin CHF mn  +/- 2%2  1 APAC PB within WM&C 2 Standard deviation of the regression residuals over the mean  3Q16  3Q17  3Q15  3Q18    Cumulative incremental revenues since 3Q15CHF 3.3 bn

   20  November 1, 2018  Transaction- and performance-based revenues are intrinsically more volatile  SUB, IWM and APAC PB1 transaction- and performance-based revenues in CHF mn  3Q15  3Q16  3Q17  3Q18  +/- 9%2  1 APAC PB within WM&C 2 Standard deviation of the regression residuals over the mean  1,000

 21  November 1, 2018  SUB delivered profitable growth and increasing returns, with 3Q18 the 11th consecutive quarter of YoY profit growth…  SUB adjusted pre-tax incomein CHF mn  +31%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Excludes Swisscard pre-tax income of CHF 25 mn in 1H15   1,657  1,263  1  3Q  Adj. return on regulatory capital†  13%  14%  18%  1

   ~ +16%  22  November 1, 2018  …benefitting from a strong increase in client business volume  328  346  359  ~309  1 Includes commercial assets and transactional accounts  Assets under Management  Assets under Custody1  Net loans  ~309  SUB Private Clientsbusiness volumein CHF bn    CAGR+4%  CAGR+32%  CAGR~ +2%

 23  November 1, 2018  IWM achieved a step-change in profitability and returns…  IWM adjusted pre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  1,346  787  3Q  Adj. return on regulatory capital†  22%  23%  33%    +71%

   24  November 1, 2018  …driven by IWM PB growth in NII and recurring revenues…  IWM PBnet revenues1in CHF mn  2,680  2,948  Net interest income and recurring commissions and fees  Transaction- and performance-based revenues  1 Totals include other revenues of CHF -2 mn in 9M15, CHF -5 mn in 9M16, CHF 1 mn in 9M17 and CHF 37 mn in 9M18  +22%  2,453  2,416    CAGR+1%  CAGR+9%  2,416

 25  November 1, 2018  …with a strong contribution from Asset Management…  Asset Managementadjusted pre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  284  147  3Q  Adj. return on regulatory capital†  12%  13%  27%    +93%

   26  November 1, 2018  …driven by a higher-quality revenue mix   Asset Managementnet revenuesin CHF mn  946  1,067  1,064  963  Managementfees  Performanceand partnership income1  1 Includes performance and placement revenues and investment and partnership income  Share of management fees  67%  70%  70%  +10%  963  67%    77%  CAGR-9%  CAGR+8%

 27  November 1, 2018  APAC had a challenging market environment in the third quarter  Lower equity market levels and volumes in APAC…selected key indicators as of September 28, 2018  …and depreciation in APAC emerging market currenciesLocal currencies per USD, in 3Q18 QoQ2  Source: Bloomberg, FactSet as of September 28, 20181 September 2018 vs. January 2018 average daily volume in HKD terms 2 Based on spot exchange rates as of June 29, 2018 and September 28, 2018  Hang Seng Index  -7% YTD  CSI 300 Index  -15% YTD  Shanghai Stock Exchange  -15% YTD  Shenzhen Stock Exchange  -24% YTD  Hong Kong Exchange market turnover1  -39%

 28  November 1, 2018  APAC PB generated strong net asset inflows despite a challenging market environment    APAC PB1 NNAin CHF bn    1 Relating to APAC PB within WM&C

 29  November 1, 2018  APAC WM&C delivered a step-change in year-to-date profitability and returns…  APAC WM&Cadjusted pre-tax incomein CHF mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  Adj. return on regulatory capital†      14%  15%  28%  +181%    648  231  3Q

   30  November 1, 2018  …driven by APAC PB growth in NII and recurring revenues…  APAC PB1net revenues2in CHF mn  1,216  1,254  907  Net interest income and recurring commissions and fees  Transaction-based revenues  1 Relating to APAC PB within WM&C 2 Totals include other revenues of CHF 21 mn in 9M15 and CHF -16 mn in 9M16   +38%  1,002  907    CAGR+10%  CAGR+14%

   31  November 1, 2018  …and strong performance in APAC IBCM – 8th consecutive quarter of CHF 200 mn+ in revenues1  1 After deduction of funding costs, but pre revenue sharing agreements with APAC Markets and APAC PB within WM&C 2 Source: Dealogic as of September 30, 2018. Relates to APAC ex-Japan ex-China onshore  Share of Wallet2  6.8%  Market position2  #2  6.2%  #2  4.5%  Revenues1in CHF mn        +60 bps                      CHF200 mn  Significant non-recurring items    +170 bps  #5  APAC IBCM key figures

APAC Markets significantly improved performance in 9M18, despite a challenging market environment in 3Q18

APAC Markets net revenues
in USD mn


+2%
945
961
9M17
9M18

APAC Markets adj. operating expenses
in USD mn


-8%
931
854
9M17
9M18

APAC Markets adj. pre-tax income
in USD mn


95
14
9M17
9M18

	9M17	9M18
Adj. RoRC†	1%	**4%**

3Q18 YoY commentary

- Lower level of client activity and weaker market conditions due to uncertain macro-economic backdrop
- Equities – stability in Cash and Prime
- Fixed Income – stability in FX and Credit; Significant client drop-off in Rates activity and hedging-related costs

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix

CREDIT SUISSE November 1, 2018 32

 33  November 1, 2018  IBCM outperforming the Street year-to-date, driven by strength in M&A…  Advisory    Equityunderwriting2  Debtunderwriting3  1 Source: Dealogic as of September 30, 2018. Relating to Americas and EMEA 2 Includes ECM and Converts 3 Includes Leveraged Finance and DCM  9M18 YoY revenue performance  1  1

 34  November 1, 2018  …driving profitability higher…  IBCM adjusted pre-tax incomein USD mn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  325  171  3Q  Adj. return on regulatory capital†  +90%  12%  14%

 35  November 1, 2018  …with revenue growth outpacing peers since announcement of the strategy in 2015…    Global underwriting and advisory revenue growth since 2015 Investor Day1 LTM 9M18 vs. FY15, in USD terms    Market growth    -18%  1 Source: Peer financial reports and filings. Underwriting and advisory revenue growth since 2015 based on LTM 9M18 reported revenues compared to FY15

   36  November 1, 2018  …and positioning us well globally…  Global underwriting and advisory revenues 3Q181in USD mn  YoY performance  1 Source: Peer financial reports and filings  +10%  +15%  -18%  -8%  +7%  -15%  -14%  -3%  -1%

   37  November 1, 2018  …with clear acceleration over the past three years  3Q15  1 Source: Peer financial reports and filings  3Q18  3Q18 vs. 3Q15 performance  +27%  +24%  -6%  +25%  +31%  -13%  -5%  -23%  +13%                    EU avg.    EU avg.    Global underwriting and advisory revenues1in USD mn

   ThresholdUSD 60 bn2    ThresholdUSD 290 bn2  38  November 1, 2018  In Global Markets we are following a differentiated approach  Risk-weighted assets in USD bn  Leverage exposurein USD bn  -42%      1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets were USD 63 bn and USD 313 bn, respectively 2 As presented at the Investor Day on November 30, 2017  1  1  -47%  Global Markets key metrics  Value-at-RiskAverage one-day, 98% risk management VaR in CHF mn  -57%

 39  November 1, 2018  Our Global Markets franchise is strong  1 Source: Thomson Reuters as of September 30, 2018 2 Source: Dealogic as of September 30, 2018 . Includes Americas and EMEA 3 Source: EuroHedge as of May 2018. Based on total AuM 4 Source: Absolute Returns as of June 2018. Based on total AuM 5 Source: Third Party competitive analysis  Global Markets products  Global Markets awards  Equities  FixedIncome  #1  #1  #2  #2  #1  #4  #5  #5  Asset Finance1 (9M18 & 3Q18)  US RMBS1 (9M18 & 3Q18)  Leveraged Finance2 (9M18 & 3Q18)  Leveraged Loans and High Yield2 (9M18 & 3Q18)  European Prime Brokerage3  US Prime Brokerage4  US Cash Equities5 (1H18)  Pan-Europe Cash / ETFs5 (1H18)  2018 Most Innovative Bank for Securitization(4 of 5 years running)2018 Most Innovative Bank for Leveraged Finance(4 of 5 years running)  2018 Overall Best Securitization Bank (3 of 4 years running)2018 RMBS Bank of the Year2018 Credit Derivatives House of the Year(2 years running)2018 CLO Arranger of the Year2018 Americas Derivatives House of the Year2018 Electronic Platform of the Year for AES Rates  2018 Best Emerging Market Investment Bank (Globally)  2018 Best House in the Americas / USA for Structured Products (June 2018)

Global Markets 3Q18 revenues declined 13% on like-for-like basis when normalized for recent business rationalizations

Global Markets 3Q18 revenue performance YoY[1]
in USD terms

	Normalized[2]	Reported	Commentary
Equities	+6%	+1%	▪ Right-sized emerging markets business ▪ Equity Derivatives up 70% YoY, benefitting from ITS collaboration ▪ Increased equity underwriting fees
Fixed Income	-15%	-20%	▪ Right-sized macro and emerging markets businesses ▪ Securitized Products adversely impacted by lower episodic activity vs. strong 3Q17 comparable ▪ Continued momentum in #1 ranked asset finance franchise[3] ▪ Global Credit Products with higher investment grade and leveraged finance trading activity

1 Includes sales and trading and underwriting 2 Excludes impact of USD -20 mn for Equities and USD -60 mn for Fixed Income due to business rationalizations 3 Source: Thomson Reuters as of September 30, 2018

CREDIT SUISSE
November 1, 2018
40

 41  November 1, 2018  Strict focus on cost control in Global Markets – on track to achieve our 2018 cost ambition of USD 4.8 bn  Global Marketsadjusted operating expensesin USD bn    AmbitionUSD 3.6 bn1  -17%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Based on 9-month average of 2018 Ambition as presented at the Investor Day on November 30, 2017

 42  November 1, 2018  As we complete the restructuring of Global Markets at the end of 2018, we expect to increase its profitability  Ongoing discipline  Right-sized  Reduced costs  De-risked        Key profitability drivers    Increasingreturns    StabilityLower funding costs of ~USD 250 mn in 2019 Increased collaboration with Wealth ManagementImproving Equities  1  2  3  4

 We are driving increasing returns across our core businesses  9M16  Size of bar represents 9M18 RWA allocation  9M18      9%  Core  13%    12%  9M17  SUB  15%  18%    15%  IWM  23%  33%    28%  1  APAC  17%    18%  15%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Of which WM&C 28% and Markets 4% 2 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of the Group from 2019 onwards  43  November 1, 2018    -36%USD -2.5 bn  SRU  -38%USD -1.0 bn  -35%USD -1.5 bn  Drag on Group RoRC† to reduce further by 20192  Global Markets  2%  5%  7%      IBCM  8%  14%  15%    Adjusted return onregulatory capital†  Adj. RoRC† Adj. PTI

Summary

- **Best 3Q adjusted PTI since 2014**
- **Resilience of our operating model**
- **Continued momentum in Wealth Management**
- **Highest 9M NNA[1] since 2013**
- **Very strong performance in IBCM**
- **Global Markets executing with discipline**
- **Ahead of cost reduction target**
- **Strengthened capital position**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C

CREDIT SUISSE November 1, 2018 44

 Detailed Financials  45  November 1, 2018

   46  November 1, 2018  Results Overview    Credit Suisse Group results 3Q18 2Q18 3Q17 9M18 9M17 vs. 9M17 Net revenues 4,888 5,595 4,972 16,119 15,711 3% Provision for credit losses 65 73 32 186 167 Total operating expenses 4,152 4,470 4,540 13,156 13,892 -5%Pre-tax income 671 1,052 400 2,777 1,652 68% Real estate gains -15 - - -16 - Gains (-)/losses on business sales 5 - - -68 -15 Restructuring expenses -171 -175 -112 -490 -318 Major litigation provisions -22 -55 -108 -162 -238 Expenses related to business sales -2 -1 - -3 - Net revenues 4,878 5,595 4,972 16,035 15,696 2% Provision for credit losses 65 73 32 186 167 Total operating expenses 3,957 4,239 4,320 12,501 13,336 -6% Pre-tax income 856 1,283 620 3,348 2,193 53%Net income attributable to shareholders 424 647 244 1,765 1,143 54%Diluted earnings per share in CHF 0.16 0.25 0.09 0.67 0.47 43%Return on tangible equity‡ 4.5% 6.9% 2.5% 6.3% 4.1%  Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix ‡ See Appendix    Adjusted

CET1 ratio at 12.9% and Tier 1 leverage ratio at 5.1%

Basel III RWA in CHF bn



12.8%
CET1 ratio
12.9%
277
-3
2
-1
2
277
2Q18
FX impact
Core businesses [1]
SRU [1]
Methodology & policy changes [2]
3Q18

Leverage exposure in CHF bn



3.9%
5.2%
CET1 leverage ratio
Tier 1 leverage ratio
4.0%
5.1%
Corp. Ctr. +4
IBCM -2
SRU -5
SUB, IWM, APAC -7
GM -12
920
-12
-23
885
2Q18
FX impact
Net business impact
3Q18

Key messages

- CET1 ratio increased to 12.9% from 12.8% in 2Q18 and above our 2018 target level of > 12.5%
- CET1 leverage ratio increased to 4.0% from 3.9% in 2Q18, well in excess of the Swiss 2020 requirement of 3.5%; Tier 1 leverage ratio at 5.1%

Risk-weighted assets

- RWA remained stable during the quarter with a reduction from FX impact offset by external methodology changes and growth in our Wealth Management-focused divisions[3]
- Continued reduction of RWA by USD 1 bn in the SRU to USD 9 bn excl. operational risk; exceeded year-end target level of USD 11 bn

Leverage exposure

- Leverage exposure decreased by CHF 35 bn compared to the prior quarter, of which CHF 12 bn was in respect to FX moves and CHF 23 bn was due to a reduction in business usage, primarily from lower HQLA

1 Includes model and parameter updates; core businesses include Corporate Center 2 Represents externally prescribed regulatory changes impacting how exposures are treated 3 Refers to SUB, IWM and APAC

CREDIT SUISSE
November 1, 2018
47

Update on high- and low-trigger capital instruments and funding costs

Redemptions and issuances of high- and low-trigger capital instruments during 3Q18 in CHF bn



6.2
Coupon:
0.3
6.0%
1.7
9.5%
1.7
9.5%
2.5
9.0%
3.7
Coupon:
0.3
3.5%
1.5
7.25%
2.0
7.5%
Redeemed & called[1]
New issuances[2]

Contributing to ~USD 700 mn of expected funding cost savings in 2019[3]

Key messages

- In 3Q18 redeemed CHF 0.3 bn of low-trigger tier 1 capital instruments and irrevocably called CHF 5.9 bn of high-trigger tier 1 capital instruments that were redeemed in October 2018
- Issued CHF 3.7 bn of high-trigger tier 1 capital instruments during the quarter

Note: USD/CHF exchange rate of 0.98 per end of September 2018 applied to USD denominated tier 1 capital instruments
1 Includes CHF 290 mn low-trigger tier 1 capital instrument redeemed on September 4, 2018 and CHF 5.9 bn of high-trigger tier 1 capital instruments for which Credit Suisse irrevocably notified holders in August 2018 of the redemption on the first optional redemption date of October 23, 2018 2 Includes USD 2.0 bn high-trigger tier 1 capital instrument issued in July 2018, CHF 300 mn high-trigger tier 1 capital instrument issued in August 2018 and USD 1.5 bn high-trigger tier 1 capital instrument issued in September 2018 3 Compared to 2018; represents average funding spread and other related issuance costs

CREDIT SUISSE
November 1, 2018
48

CHF 4.0 bn of net cost savings achieved, equating to 96% of total targeted savings

Adjusted operating cost base at constant FX rates*
in CHF bn


21.2
19.3
18.0
-0.8
> -0.2
< 17.0
Full year 2015
Full year 2016
Full year 2017
9M18 net savings
To be achieved in 4Q18
2018 Target

Net cost savings at constant FX rates*
in CHF bn


1.9
1.4
0.8
> 0.2
> 4.2
CHF 4.0 bn / 96% achieved
2016
2017
9M18 achieved
To be achieved in 4Q18
Targeted net savings 2016-2018

Key messages

- Achieved CHF 0.8 bn, or 6% of cost savings in 9M18[1]; 3Q18 with incremental net savings of CHF 0.3 bn
- Efficiency gains have been achieved so far in the year across all expense types and divisions and from the continued wind-down of the SRU
- CHF 4.0 bn or 96% of targeted 2016-2018 cost savings achieved
- Well on track for expected net savings of > CHF 0.2 bn in 4Q18 to achieve our target of an adjusted operating cost base of < CHF 17.0 bn for the year
- Restructuring program expected to be completed by end-2018 with CHF 2.0 bn of cumulative spend since its inception in 4Q15 until completion by end-2018

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base / net cost savings at constant 2015 FX rates; see Appendix 1 Measures 9M18 vs. 9M17

CREDIT SUISSE
November 1, 2018
49

 50  November 1, 2018  Continued progress in wind-down of the SRU; achieved capital targets ahead of plan  RWA excl. operational risk1 in USD bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Op Risk RWA of USD 20 bn in each of 3Q15, 3Q16 and 3Q17 and USD 11 bn in 3Q182 SRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of the Group from 2019 onwards  2  -84%  Leverage exposure in USD bn  2  -83%  Adjusted pre-tax loss in USD mn  -64%

 Summary  51  November 1, 2018

We are delivering against the objectives of our restructuring program laid out at the end of 2015

9M18 performance selected metrics
adjusted

Capital	CET1 ratio 12.9%	COMPLETED
	Tier 1 leverage ratio 5.1%	COMPLETED
	Passed first public CCAR stress test in 2018	COMPLETED
Cost	Cumulative net cost savings* CHF 4.0 bn[1]	
	9M18 cost base* CHF 12.6 bn; 4Q18 <CHF 4.4 bn to achieve[2]	
SRU	RWA ex Op Risk USD 9 bn[3]	COMPLETED
	PTI drag USD 1.0 bn	
SUB	PTI CHF 1.7 bn	
IWM	PTI CHF 1.3 bn	
APAC WM&C	PTI CHF 0.65 bn	
IBCM	RoRC† 14%	
Global Markets	RWA USD 59 bn / LE USD 255 bn	COMPLETED
	Operating expenses USD 3.6 bn	
	Net revenues USD 4.1 bn	
Controls	Compliance headcount increased by 42%[4]	
	Single Client View covering 99% of Wealth Management clients	
	Strengthened Risk function – increased seniority by ~40%[5]	

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix *,† See Appendix 1 Cumulative cost savings for the period 2016 to 9M18 2 Maximum 4Q18 adj. operating cost base to achieve FY18 target of < CHF 17.0 bn 3 Excl. Op Risk RWA of USD 11 bn 4 Since end-2015, as at September 17, 2018 5 Since 9M15. Seniority measured as senior titles (MDR, DIR)

CREDIT SUISSE
November 1, 2018
52

   53  November 1, 2018  Investor Day 2018 preview    Continued profitable growth in Wealth Management  Leveraging technology for client satisfaction, efficiencies and compliance  Managing our business through the economic cycle  Our capital management strategy  Investor Day 2018  London, December 12th

 Appendix  54  November 1, 2018

 55  November 1, 2018  Overview of Credit Suisse 3Q18 results  Pre-tax income    Reported             Adjusted          in CHF mn unless otherwise specified    3Q18  2Q18  3Q17  9M18  9M17    3Q18  2Q18  3Q17  9M18  9M17  SUB     511  553  426  1,627  1,332    523  580  448  1,657  1,435  IWM    378  433  355  1,295  1,011    411  461  382  1,346  1,087  APAC    176  217  218  627  553    186  266  228  740  593  IBCM in USD mn    72  110  37  244  268    90  141  54  325  297  Global Markets in USD mn    -97  149  73  365  658    -21  206  101  542  739  Corporate Center    -61  -41  -127  -274  -471    -61  -41  -118  -273  -436  Total Core    978  1,420  978  3,861  3,332    1,124  1,611  1,089  4,306  3,693  SRU in USD mn    -314  -371  -599  -1,119  -1,717    -275  -332  -484  -989  -1,532  Group    671  1,052  400  2,777  1,652    856  1,283  620  3,348  2,193  RWA in CHF bn    277  277  265                         CET1 ratio    12.9%  12.8%  13.2%                   Leverage exposure in CHF bn    885  920  909                   Tier 1 leverage ratio    5.1%  5.2%  5.2%

 56  November 1, 2018  Positive operating leverage in SUB  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 45 mn in 9M16, CHF 60 mn in 9M17 and CHF 100 mn in 9M18  1,657  2,382  4,139  2,583  4,078  9M18  9M16  9M17  Net revenues  Pre-tax income1  Operating expenses  -9%  SUB adjusted resultsin CHF mn   2,609  4,014  1,360  1,435    +297 mn  +2%  -1%  9M18 vs. 9M16  +1%  -8%  +3%

 +10%  -1%  +3%  57  November 1, 2018  Positive operating leverage in IWM  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 14 mn in 9M16, CHF 13 mn in 9M17 and CHF 19 mn in 9M18  1,346  2,616  3,981  2,647  3,747  9M18  9M16  9M17  Net revenues  Pre-tax income1  Operating expenses  +2%  IWM adjusted resultsin CHF mn   2,576  3,399  809  1,087    +537 mn  9M18 vs. 9M16  +6%  +17%

 58  November 1, 2018  Positive operating leverage in APAC WM&C  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Includes provision for credit losses of CHF 18 mn in 9M16, CHF 8 mn in 9M17 and CHF 16 mn in 9M18  648  1,120  1,784  1,107  1,696  9M18  9M16  9M17  Net revenues  Pre-tax income1  +13%  APAC WM&C adjusted resultsin CHF mn   990  1,344  336  581    +312 mn  +26%  +12%  9M18 vs. 9M16  +5%  +1%  +33%  Operating expenses

Swiss Universal Bank

Strong PTI growth driven by continued efficiency gains

Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Net revenues	1,326	1,419	1,319	1%
o/w Private Clients	715	757	727	-2%
o/w Corp. & Inst. Clients	611	662	592	3%
Provision for credit losses	31	35	14	
Total operating expenses	772	804	857	-10%
Pre-tax income	**523**	**580**	**448**	17%
o/w Private Clients	**251**	**285**	**217**	16%
o/w Corp. & Inst. Clients	**272**	**295**	**231**	18%
Cost/income ratio	**58%**	**57%**	**65%**	
Return on regulatory capital†	**17%**	**19%**	**14%**	

Key metrics

in CHF bn		3Q18	2Q18	3Q17	Δ 3Q17
PC	Adj. net margin in bps	48	55	43	5
PC	Net new assets	0.9	0.5	1.0	
PC	Mandates penetration	32%	32%	32%	
	Net loans	168	167	165	1%
	Risk-weighted assets	74	73	65	15%
	Leverage exposure	252	252	256	-1%

Key messages

- 3Q18 pre-tax income of CHF 523 mn, up 17%; 11th consecutive quarter of YoY PTI growth
- Net revenues up 1%, driven by good momentum in Corporate & Institutional Clients, offset by weaker transactions in Private Clients
- Operating expenses down 10% from continued personnel cost reduction and non-compensation savings despite further investments in digitalization; cost/income ratio at 58%

Private Clients

- PTI of CHF 251 mn, up 16%, driven by continued efficiency gains from reduced contractor costs, increased RM productivity and digitalization
- Net revenues benefitting from stability in net interest income and recurring revenues, but negatively impacted by lower transaction-based revenues from reduced client activity
- NNA of CHF 0.9 bn with strong contribution of our UHNW franchise

Corporate & Institutional Clients

- PTI of CHF 272 mn, up 18%, driven by strong operating leverage
- Solid revenue growth of 3% reflecting increased recurring revenues supported by higher asset base in institutional clients
- Operating expenses down 10%, driven by lower personnel expenses

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' at the end of this Appendix

CREDIT SUISSE November 1, 2018 59

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Net interest income	419	430	421	0%
Recurring commissions & fees	209	211	205	2%
Transaction-based	87	116	101	-14%
Other revenues	0	0	0	
Net revenues	715	757	727	-2%
Provision for credit losses	13	11	9	
Total operating expenses	451	461	501	-10%
Pre-tax income	**251**	**285**	**217**	16%
Cost/income ratio	**63%**	**61%**	**69%**	

Corporate & Institutional Clients Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Net interest income	297	309	303	-2%
Recurring commissions & fees	171	175	149	15%
Transaction-based	157	189	161	-2%
Other revenues	-14	-11	-21	
Net revenues	611	662	592	3%
Provision for credit losses	18	24	5	
Total operating expenses	321	343	356	-10%
Pre-tax income	**272**	**295**	**231**	18%
Cost/income ratio	**53%**	**52%**	**60%**	

Key metrics

in CHF bn	3Q18	2Q18	3Q17	Δ 3Q17
Adj. net margin in bps	48	55	43	5
Net new assets	0.9	0.5	1.0	
Mandates penetration	32%	32%	32%	
Assets under management	209	208	206	2%
Number of RM	1,270	1,290	1,300	-2%

Key metrics

in CHF bn	3Q18	2Q18	3Q17	Δ 3Q17
Assets under management	360	356	347	4%
Number of RM	520	530	550	-5%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix

CREDIT SUISSE
November 1, 2018
60

International Wealth Management

3Q18 PTI up 8%; PB with continued YoY growth in revenues and PTI

Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Net revenues	1,270	1,344	1,262	1%
o/w Private Banking	913	992	870	5%
o/w Asset Management	357	352	392	-9%
Provision for credit losses	15	5	3	
Total operating expenses	844	878	877	-4%
Pre-tax income	**411**	**461**	**382**	**8%**
o/w Private Banking	**308**	**372**	**272**	13%
o/w Asset Management	**103**	**89**	**110**	-6%
Cost/income ratio	**66%**	**65%**	**69%**	
Return on regulatory capital†	**29%**	**34%**	**29%**	

Key metrics

	in CHF bn	3Q18	2Q18	3Q17	Δ 3Q17
PB	Adj. net margin in bps	33	40	31	2
PB	Net new assets	3.0	5.2	3.6	
PB	Number of RM	1,120	1,120	1,130	-1%
PB	Net loans	51	52	48	8%
	Net new assets AM	4.5	8.0	1.1	
	Risk-weighted assets	39	39	37	6%
	Leverage exposure	97	99	93	4%

Key messages

- 3Q18 PTI of CHF 411 mn up 8%, a continued strong performance notwithstanding the seasonal slowdown and at par with best quarter in 2017
- 9M18 PTI of CHF 1,346 mn up 24% and on track to achieve 2018 PTI target of CHF 1.8 bn

Private Banking

- PTI up 13% driven by 5% higher revenues with increases across all major revenue categories
- Strong growth in transaction revenues, up 13%, on the back of proactive client engagement
- Continued disciplined expense management (-1%) with growth investments offset by savings
- 3Q18 NNA of CHF 3.0 bn (3%[1]); 9M18 at CHF 13.7 bn (5%[1]) with solid inflows across emerging markets and Europe

Asset Management

- Continued growth in management fees, up 11%, with a stable recurring margin of 31 bps
- 3Q18 with lower performance fees and the absence of a sizable investment gain included in 3Q17
- Expenses down 10%, reflecting stringent cost control
- 3Q18 NNA of CHF 4.5 bn; 9M18 NNA at CHF 21.5 bn, driven by inflows in Credit, Index and Equity thematic products

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' at the end of this Appendix 1 Annualized growth rate

CREDIT SUISSE November 1, 2018 61

International Wealth Management
Private Banking and Asset Management

Private Banking Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Net interest income	382	394	367	4%
Recurring commissions & fees	302	313	300	1%
Transaction- and perf.-based	229	285	203	13%
Net revenues	913	992	870	5%
Provision for credit losses	15	5	3	
Total operating expenses	590	615	595	-1%
Pre-tax income	**308**	**372**	**272**	13%
Cost/income ratio	**65%**	**62%**	**68%**	

Asset Management Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Management fees	279	278	252	11%
Performance & placement rev.	32	38	59	-46%
Investment & partnership inc.	46	36	81	-43%
Net revenues	357	352	392	-9%
Total operating expenses	254	263	282	-10%
Pre-tax income	**103**	**89**	**110**	-6%
Cost/income ratio	**71%**	**75%**	**72%**	

Key metrics (Private Banking)

in CHF bn	3Q18	2Q18	3Q17	Δ 3Q17
Adj. net margin in bps	33	40	31	2
Net new assets	3.0	5.2	3.6	
Assets under management	368	371	355	4%
Mandates penetration	33%	33%	29%	
Net loans	51	52	48	8%
Number of RM	1,120	1,120	1,130	-1%

Key metrics (Asset Management)

in CHF bn	3Q18	2Q18	3Q17	Δ 3Q17
Net new assets	4.5	8.0	1.1	
Assets under management	404	401	376	7%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix

CREDIT SUISSE
November 1, 2018
62

Asia Pacific
Continued growth in WM&C offset by a challenging market environment

Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Net revenues[1]	811	914	890	-9%
o/w WM&C	557	564	548	2%
o/w Markets	254	350	342	-26%
Provision for credit losses	10	7	5	
Total operating expenses[1]	615	641	657	-6%
Pre-tax income	**186**	**266**	**228**	**-18%**
o/w WM&C	**184**	**208**	**178**	3%
o/w Markets	**2**	**58**	**50**	-96%
Cost/income ratio	**76%**	**70%**	**74%**	
Return on regulatory capital†	**13%**	**18%**	**18%**	

Key metrics

in CHF bn		3Q18	2Q18	3Q17	Δ 3Q17
PB[2]	Adj. net margin in bps	27	30	31	-4
PB[2]	Net new assets	6.4	3.4	5.8	
PB[2]	Number of RM	600	610	590	2%
PB[2]	Assets under management	208	206	190	9%
	Net loans	42	44	43	-1%
	Risk-weighted assets	34	34	31	9%
	Leverage exposure	108	118	106	1%

Key messages

- 3Q18 PTI of CHF 186 mn with strong WM&C performance offset by weak Asian markets
- Record AuM of CHF 208 bn and strong NNA of CHF 6.4 bn notwithstanding continued deleveraging across the region
- Disciplined cost management

Wealth Management & Connected (WM&C)

- PTI of CHF 184 mn vs. CHF 178 mn in 3Q17
- PB net interest income and recurring commissions & fees up 8% and 7%, respectively, partially offsetting lower transaction-based revenues reflecting challenging market conditions
- Advisory, Underwriting and Financing revenues benefitted from strong deal flow in financing and ECM

Markets[3]

- Equity sales and trading revenues declined with lower level of client activity in significantly weaker markets and compared to a strong 3Q17
- Fixed income sales and trading revenues declined significantly, mainly from Rates products reflecting difficult market conditions and lower client activity
- Further reduction in cost led to a break-even PTI

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' at the end of this Appendix
1 In 1Q18, the US GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. As a result, both APAC net revenues and operating expenses decreased vs. prior year by CHF 6 mn and CHF 5 mn in 2Q18 and 3Q18, respectively 2 APAC PB within WM&C 3 All references under key messages for Markets are based on USD

CREDIT SUISSE November 1, 2018 63

Asia Pacific
Wealth Management & Connected and Markets

Wealth Management & Connected Adjusted key financials

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Private Banking	387	412	400	-3%
Adv., Underwr. and Financing	170	152	148	15%
Net revenues	557	564	548	2%
Provision for credit losses	1	6	5	
Total operating expenses	372	350	365	2%
Pre-tax income	**184**	**208**	**178**	3%
Cost/income ratio	**67%**	**62%**	**67%**	
Return on regulatory capital†	**23%**	**27%**	**25%**	
Risk-weighted assets in CHF bn	23	22	19	21%
Leverage exposure in CHF bn	56	60	49	16%

Markets Adjusted key financials

in USD mn	3Q18	2Q18	3Q17	Δ 3Q17
Equity sales & trading	221	233	271	-18%
Fixed income sales & trading	38	121	83	-54%
Net revenues	259	354	354	-27%
Provision for credit losses	10	0	0	
Total operating expenses	248	294	302	-18%
Pre-tax income/(loss)	**1**	**60**	**52**	-98%
Cost/income ratio	**96%**	**83%**	**85%**	
Return on regulatory capital†	**0%**	**8%**	**7%**	
Risk-weighted assets in USD bn	11	11	13	-10%
Leverage exposure in USD bn	52	59	59	-12%

Private Banking[1] revenue details

in CHF mn	3Q18	2Q18	3Q17	Δ 3Q17
Net interest income	155	158	144	8%
Recurring commissions & fees	104	112	97	7%
Transaction-based revenues	128	142	159	-19%
Net revenues	387	412	400	-3%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix † See under 'Notes' at the end of this Appendix 1 APAC PB within WM&C

CREDIT SUISSE November 1, 2018 64

Wealth Management businesses
NNA generation

APAC PB[1] NNA in CHF bn


5.8
1.3
6.2
3.4
6.4
3Q17
4Q17
1Q18
2Q18
3Q18

Regularization outflows included in NNA in CHF bn

3Q17	4Q17	1Q18	2Q18	**3Q18**
-	-0.1	-	-	**-**

NNA growth (annualized)

3Q17	4Q17	1Q18	2Q18	**3Q18**
13%	3%	13%	7%	**12%**

IWM PB NNA in CHF bn


3.6
2.7
5.5
5.2
3.0
3Q17
4Q17
1Q18
2Q18
3Q18

Regularization outflows included in NNA in CHF bn

3Q17	4Q17	1Q18	2Q18	**3Q18**
-0.4	-0.5	-0.1	-	**-**

NNA growth (annualized)

3Q17	4Q17	1Q18	2Q18	**3Q18**
4%	3%	6%	6%	**3%**

SUB PC NNA in CHF bn


1.0
-
2.7
0.5
0.9
3Q17
4Q17
1Q18
2Q18
3Q18

Regularization outflows included in NNA in CHF bn

3Q17	4Q17	1Q18	2Q18	**3Q18**
-	-0.1	-0.1	-0.1	**-0.1**

NNA growth (annualized)

3Q17	4Q17	1Q18	2Q18	**3Q18**
2%	-%	5%	1%	**2%**

1 APAC PB within WM&C

CREDIT SUISSE
November 1, 2018
65

 66  November 1, 2018  Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. For details on calculations see under ‘Notes’ at the end of this Appendix1 APAC PB within WM&C  IWM PB Adj. net margin in bps  Adj. gross margin in bps  SUB PC Adj. net margin in bps  Adj. gross margin in bps  346  369  372  365  366  204  210  208  208  208  272  308  372  275  382  217  251  285  213  268  870  913  992  923  1,006  727  715  757  726  743  3Q17  3Q18  1Q18  4Q17  2Q18  3Q17  3Q18  1Q18  4Q17  2Q18  3Q17  3Q18  1Q18  4Q17  2Q18  3Q17  3Q18  1Q18  4Q17  2Q18  APAC PB1 Adj. net margin in bps  3Q17  3Q18  1Q18  Adj. gross margin in bps  4Q17  2Q18  184  204  205  Average AuM in CHF bn  196  198  141  136  153  Adj. pre-tax income in CHF mn  116  171  400  387  412  Adj. net revenues in CHF mn  391  455  3Q17  3Q18  1Q18  4Q17  2Q18

Investment Banking & Capital Markets
PTI up 67% reflecting strength in M&A business

Adjusted key financials

in USD mn	3Q18	2Q18	3Q17	Δ 3Q17
Net revenues[1]	543	650	474	15%
Provision for credit losses	3	15	12	
Total operating expenses[1]	450	494	408	10%
Pre-tax income	**90**	**141**	**54**	**67%**
Cost/income ratio	**83%**	**76%**	**86%**	
Return on regulatory capital†	**11%**	**18%**	**8%**	

Key metrics

in USD bn	3Q18	2Q18	3Q17	Δ 3Q17
Risk-weighted assets	23	23	20	14%
Leverage exposure	42	44	44	-5%

Global advisory and underwriting revenues[2]

in USD mn	3Q18	2Q18	3Q17	Δ 3Q17
Global advisory and underwriting revenues[1]	1,020	1,156	950	7%

Key messages

- 3Q18 results reflect continued execution of our strategy:
  - Top 5 ranks in global M&A and Leveraged Finance[3]
  - Continued momentum in the M&A business with share gains in Americas and EMEA[4] and higher announced volumes YTD
- Revenues of USD 543 mn[1] up 15%, outperforming the Street[4]; significant YoY increases in advisory and equity underwriting fees partly offset by lower debt underwriting fees
- Adjusted operating expenses up USD 42 mn, including ~USD 30 mn from higher variable compensation expenses in line with the improvement in business performance as well as USD 12 mn[1] of US GAAP changes
- RWA stable QoQ; YoY increase driven by the re-allocation of operational risk RWA in 1Q18 and growth in the corporate lending portfolio
- Global advisory and underwriting revenues for 3Q18 up 7%, outperforming the Street[3]

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' at the end of this Appendix 1 In 1Q18, the US GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. As a result, both IBCM net revenues and operating expenses increased vs. prior year by USD 21 mn and USD 12 mn in 2Q18 and 3Q18, respectively 2 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 3 Source: Dealogic for the period ending September 30, 2018 (Global) 4 Source: Dealogic for the period ending September 30, 2018 (Americas and EMEA only)

CREDIT SUISSE November 1, 2018 67

Global Markets

Strong cost and capital management amid a muted credit environment

Adjusted key financials

in USD mn	3Q18	2Q18	3Q17	Δ 3Q17
Equities[1]	426	571	421	1%
Fixed Income[1]	755	986	947	-20%
Other	-115	-116	-61	
Net revenues[2]	1,066	1,441	1,308	-19%
Provision for credit losses	3	13	7	
Total operating expenses[2]	1,084	1,222	1,200	-10%
Pre-tax income/(loss)	**-21**	**206**	**101**	n/m
Cost/income ratio	**102%**	**85%**	**92%**	
Return on regulatory capital†	**n/m**	**6%**	**3%**	

Key metrics

in USD bn	3Q18	2Q18	3Q17	Δ 3Q17
Risk-weighted assets	59	59	58	1%
Leverage exposure	255	268	291	-12%

Key messages

- Challenging revenue environment characterized by reduced credit client activity compounded by the impact of business rationalizations; revenues declined 13% excluding these actions
- Equities revenues increased 6% excluding the impact of rationalizing our emerging markets business[3], or 1% including this impact, reflecting continued momentum in equity derivatives from the ITS collaboration and higher equity underwriting activity
- Fixed income revenues declined 15% excluding the impact of rationalizing our macro and emerging markets businesses[3], or 20% including this impact, reflecting lower credit results due to less episodic activity vs. a strong 3Q17
- Operating expenses decreased 10% YoY, or USD 116 mn, driven by progress on efficiency initiatives; with 9M18 expenses of USD 3.6 bn well-positioned to achieve USD 4.8 bn in expenses by end-2018
- Disciplined approach to capital usage with meaningful decline in leverage exposure

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' at the end of this Appendix
1 Includes sales and trading and underwriting 2 In 1Q18, the US GAAP standard ASU 2014-09 "Revenue from Contracts with Customers" became effective. As a result, both Global Markets net revenues and operating expenses increased vs. prior year by USD 7 mn and USD 14 mn in 2Q18 and 3Q18, respectively 3 Excludes impact of USD -20 mn for Equities and USD -60 mn for Fixed Income due to business rationalizations

CREDIT SUISSE November 1, 2018 68

Strategic Resolution Unit
On track to achieve all end-2018 targets

Key financials

in USD mn		3Q18	2Q18	3Q17	Δ 3Q17
Adjusted	Net revenues	-158	-178	-265	-40%
	Provision for credit losses	3	-1	-9	
	Total operating expenses	114	155	228	-50%
	Pre-tax loss	**-275**	**-332**	**-484**	
Restructuring expenses		28	12	21	
Major litigation provisions		8	26	94	
Expenses related to business sales		3	1	-	
Pre-tax loss reported		**-314**	**-371**	**-599**	

Key metrics

	3Q18	2Q18	3Q17	Δ 3Q17
Risk-weighted assets in CHF bn	19	20	36	-46%
RWA excl. operational risk in USD bn	9	10	17	-48%
Leverage exposure in USD bn	34	39	68	-50%

Key messages

- Adjusted pre-tax loss reduced by USD 209 mn vs. 3Q17
  - Net revenues improved by USD 107 mn, mainly from lower exit costs and reduced funding requirements for the portfolio
  - Operating expenses lower by USD 114 mn, as a result of our infrastructure rationalization program and reduced professional services expenses, including a reduction in costs related to the settlements with US authorities regarding US cross-border matters
- Leverage exposure and RWA excl. operational risk lower vs. 2Q18 by USD 5 bn and USD 1 bn, respectively
  - Loans and financing exposure reduced by ~15%, notably due to portfolio sale of European real estate assets and run-off of emerging markets positions
  - Derivatives exposures further reduced through unwinds, restructuring, clearing and compression
- Already surpassed year-end targets for RWA excl. operational risk and leverage exposure of USD 11 bn and USD 40 bn, respectively
- On track to achieve adjusted pre-tax loss target of less than USD 1.4 bn; 9M18 adjusted pre-tax loss of USD 989 mn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated

CREDIT SUISSE
November 1, 2018
69

 70  November 1, 2018  Corporate Center  Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. ‘Other revenues’ include required elimination adjustments associated with trading in own shares and treasury commissions charged to divisions  Key metrics          in CHF bn  3Q18  2Q18  3Q17  Δ 3Q17  Total assets  103  101  66  58%  Risk-weighted assets  30  30  21  43%  Leverage exposure  105  103  63  65%  Adjusted key financials           in CHF mn  3Q18  2Q18  3Q17  Δ 3Q17  Treasury results  -5  -5  45    Other  57  29  -8    Net revenues  52  24  37  41%  Provision for credit losses  0  0  0    Compensation and benefits  63  74  104  -39%  G&A expenses  46  -30  43  7%  Commission expenses  4  21  8  -50%  Total other operating expenses  50  -9  51  -2%  Total operating expenses  113  65  155  -27%  Pre-tax loss  -61  -41  -118

Tangible shareholders' equity in 3Q18 reflects accretion from retained earnings, offset by negative change from fair value of own credit and FX

Tangible shareholders' equity‡
in CHF bn


38.5
-0.8
-0.5
0.4
0.2
37.8
2Q18
Own credit movements
FX
Net income attr. to shareholders
Other
3Q18

Key messages

- Increased tangible book value by CHF 424 mn from net income attributable to shareholders in the quarter
- Improved credit standing of Credit Suisse Group led to a narrowing of credit spreads during the quarter, resulting in a CHF 825 mn negative adjustment from the fair valuation of own debt
- Adverse FX impact of CHF 511 mn during 3Q18, mainly due to the weakening of the US dollar against the Swiss franc; this effect has entirely reversed so far in the current quarter[1]

Note: Tangible shareholders' equity is a non-GAAP financial measure ‡ See under 'Notes' at the end of this Appendix
1 As of October 30, 2018

CREDIT SUISSE November 1, 2018 71

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	9M18 in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	16,652	24%	50%	11%	3%	12%
Total expenses[2]	12,791	31%	37%	4%	9%	19%
Swiss Universal Bank						
Net revenues	4,191	74%	17%	6%	1%	2%
Total expenses[2]	2,564	82%	12%	3%	2%	1%
International Wealth Management						
Net revenues	4,012	17%	54%	19%	2%	8%
Total expenses[2]	2,717	43%	27%	9%	9%	12%
Asia Pacific						
Net revenues	2,716	3%	46%	2%	2%	47%
Total expenses[2]	2,089	7%	15%	-%	1%	77%
Global Markets						
Net revenues	4,015	2%	70%	14%	6%	8%
Total expenses[2]	3,668	6%	61%	4%	19%	10%
Investment Bank & Capital Markets						
Net revenues	1,702	-%	83%	9%	6%	2%
Total expenses[2]	1,463	3%	73%	5%	14%	5%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 9M18, the sensitivities are:

- USD/CHF impact on 9M18 pre-tax income by CHF +361 / -361 mn
- EUR/CHF impact on 9M18 pre-tax income by CHF +122 / -122 mn

Currency mix capital metric[4] "look-through"



13%
7%
8%
5%
7%
11%
43%
40%
48%
USD
44%
45%
28%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+3.3 bps / -3.5 bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.96 and EUR/CHF of 1.16 for the 9M18 results
4 Data based on September 2018 month-end currency mix and on a "look-through" basis 5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE November 1, 2018 72

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/5)

Group in CHF mn	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14
Net revenues reported	**4,888**	**5,595**	**5,636**	**5,189**	**4,972**	**5,205**	**5,534**	**5,181**	**5,396**	**5,108**	**4,638**	**4,210**	**5,985**	**6,955**	**6,647**	**6,372**	**6,578**	**6,463**	**6,829**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	697	-623	-228	-144	-297	-318	-17	89
Real estate gains	-15	-	-1	-	-	-	-	-78	-346	-	-	-72	-	-23	-	-375	-	-5	-34
Gains (-)/losses on business sales	5	-	-73	28	-	-	-15	2	-	-	56	-34	-	-	-	-101	-	-	-
Net revenues adjusted	**4,878**	**5,595**	**5,562**	**5,217**	**4,972**	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**5,362**	**6,704**	**6,503**	**5,599**	**6,260**	**6,441**	**6,884**
Provision for credit losses	**65**	**73**	**48**	**43**	**32**	**82**	**53**	**75**	**55**	**-28**	**150**	**133**	**110**	**51**	**30**	**75**	**59**	**18**	**34**
Total operating expenses reported	**4,152**	**4,470**	**4,534**	**5,005**	**4,540**	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**5,023**	**5,248**	**5,106**	**5,405**	**5,181**	**6,791**	**5,052**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-3,797	-	-	-	-	-	-	-
Restructuring expenses	-171	-175	-144	-137	-112	-69	-137	-49	-145	-91	-255	-355	-	-	-	-	-	-	-
Major litigation provisions	-22	-55	-85	-255	-108	-33	-97	-2,401	-306	-	-	-563	-204	-63	10	-393	-290	-1,711	-42
Expenses related to business sales	-2	-1	-	-8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**3,957**	**4,239**	**4,305**	**4,605**	**4,320**	**4,439**	**4,577**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**4,819**	**5,185**	**5,116**	**5,012**	**4,891**	**5,080**	**5,010**
Pre-tax income/loss (-) reported	**671**	**1,052**	**1,054**	**141**	**400**	**582**	**670**	**-2,203**	**222**	**199**	**-484**	**-6,441**	**852**	**1,656**	**1,511**	**892**	**1,338**	**-346**	**1,743**
Total adjustments	185	231	155	428	220	102	219	2,374	105	91	311	5,306	-419	-188	-154	-380	-28	1,689	97
Pre-tax income/loss (-) adjusted	**856**	**1,283**	**1,209**	**569**	**620**	**684**	**889**	**171**	**327**	**290**	**-173**	**-1,135**	**433**	**1,468**	**1,357**	**512**	**1,310**	**1,343**	**1,840**

Group in CHF mn	9M18	9M17	9M16
Net revenues reported	**16,119**	**15,711**	**15,142**
Real estate gains	-16	-	-346
Gains (-)/losses on business sales	-68	-15	56
Net revenues adjusted	**16,035**	**15,696**	**14,852**
Provision for credit losses	**186**	**167**	**177**
Total operating expenses reported	**13,156**	**13,892**	**15,028**
Restructuring expenses	-490	-318	-491
Major litigation provisions	-162	-238	-306
Expenses related to business sales	-3	-	-
Total operating expenses adjusted	**12,501**	**13,336**	**14,231**
Pre-tax income/loss (-) reported	**2,777**	**1,652**	**-63**
Total adjustments	571	541	507
Pre-tax income/loss (-) adjusted	**3,348**	**2,193**	**444**

CREDIT SUISSE
November 1, 2018
73

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/5)

Group in CHF mn	9M18	9M17	9M16	9M15	2017	2016	2015
Total operating expenses reported	**13,156**	**13,892**	**15,028**	**15,377**	**18,897**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	-3,797
Restructuring expenses	-490	-318	-491	-	-455	-540	-355
Major litigation provisions	-162	-238	-306	-257	-493	-2,707	-820
Expenses related to business sales	-3	-	-	-	-8	-	-
Debit valuation adjustments (DVA)	14	-63	-	-	-83	-	-
Certain accounting changes	-183	-169	-50	-39	-234	-70	-58
Total operating cost base adjusted	**12,332**	**13,104**	**14,181**	**15,081**	**17,624**	**19,020**	**20,865**
FX adjustment	256	277	222	310	326	291	310
Total operating cost base adjusted at constant FX	**12,588**	**13,381**	**14,403**	**15,391**	**17,950**	**19,311**	**21,175**

	Core in CHF mn						WM-related[1] in CHF mn		
	3Q18	2Q18	3Q17	9M18	9M17	9M16	9M18	9M15[2]	2015[2]
Net revenues reported	**5,042**	**5,771**	**5,227**	**16,652**	**16,446**	**16,211**	**9,987**	**8,596**	**11,631**
Real estate gains	-15	-	-	-15	-	-346	-15	-23	-95
Gains (-)/losses on business sales	5	-	-	-68	23	52	-68	-	-34
Net revenues adjusted	**5,032**	**5,771**	**5,227**	**16,569**	**16,469**	**15,917**	**9,904**	**8,573**	**11,502**
Provision for credit losses	**62**	**74**	**40**	**184**	**138**	**94**	**135**	**139**	**174**
Total operating expenses reported	**4,002**	**4,277**	**4,209**	**12,607**	**12,976**	**13,316**	**6,377**	**6,193**	**9,252**
Goodwill impairment	-	-	-	-	-	-	-	-	-446
Restructuring expenses	-143	-162	-91	-438	-279	-371	-179	-	-79
Major litigation provisions	-13	-29	-20	-90	-59	12	-80	-40	-299
Total operating expenses adjusted	**3,846**	**4,086**	**4,098**	**12,079**	**12,638**	**12,957**	**6,118**	**6,153**	**8,428**
Pre-tax income/loss (-) reported	**978**	**1,420**	**978**	**3,861**	**3,332**	**2,801**	**3,475**	**2,264**	**2,205**
Total adjustments	146	191	111	445	361	65	176	17	695
Pre-tax income/loss (-) adjusted	**1,124**	**1,611**	**1,089**	**4,306**	**3,693**	**2,866**	**3,651**	**2,281**	**2,900**

1 Refers to SUB, IWM and APAC WM&C 2 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE

November 1, 2018 74

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/5)

SUB in CHF mn

	3Q18	2Q18	3Q17	3Q15	9M18	9M17	9M16	9M15[1]	2015[1]
Net revenues reported	**1,341**	**1,419**	**1,319**	**1,364**	**4,191**	**4,078**	**4,360**	**4,078**	**5,573**
Real estate gains	-15	-	-	-	-15	-	-346	-23	-95
Gains (-)/losses on business sales	-	-	-	-	-37	-	-	-	-23
Net revenues adjusted	**1,326**	**1,419**	**1,319**	**1,364**	**4,139**	**4,078**	**4,014**	**4,055**	**5,455**
Provision for credit losses	**31**	**35**	**14**	**39**	**100**	**60**	**45**	**95**	**138**
Total operating expenses reported	**799**	**831**	**879**	**925**	**2,464**	**2,686**	**2,672**	**2,697**	**3,785**
Restructuring expenses	-25	-27	-13	-	-80	-61	-63	-	-42
Major litigation provisions	-2	-	-9	-	-2	-42	-	-	-25
Total operating expenses adjusted	**772**	**804**	**857**	**925**	**2,382**	**2,583**	**2,609**	**2,697**	**3,718**
Pre-tax income/loss (-) reported	**511**	**553**	**426**	**400**	**1,627**	**1,332**	**1,643**	**1,286**	**1,650**
Total adjustments	12	27	22	-	30	103	-283	-23	-51
Pre-tax income/loss (-) adjusted	**523**	**580**	**448**	**400**	**1,657**	**1,435**	**1,360**	**1,263**	**1,599**

SUB PC in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q17
Net revenues reported	**730**	**757**	**762**	**726**	**727**
Real estate gains	-15	-	-	-	-
Gains (-)/losses on business sales	-	-	-19	-	-
Net revenues adjusted	**715**	**757**	**743**	**726**	**727**
Provision for credit losses	**13**	**11**	**10**	**10**	**9**
Total operating expenses reported	**468**	**478**	**487**	**504**	**512**
Restructuring expenses	-17	-17	-22	1	-9
Major litigation provisions	-	-	-	-2	-2
Total operating expenses adjusted	**451**	**461**	**465**	**503**	**501**
Pre-tax income/loss (-) reported	**249**	**268**	**265**	**212**	**206**
Total adjustments	2	17	3	1	11
Pre-tax income/loss (-) adjusted	**251**	**285**	**268**	**213**	**217**

SUB C&IC in CHF mn

	3Q18	2Q18	3Q17
Net revenues reported	**611**	**662**	**592**
Real estate gains	-	-	-
Gains (-)/losses on business sales	-	-	-
Net revenues adjusted	**611**	**662**	**592**
Provision for credit losses	**18**	**24**	**5**
Total operating expenses reported	**331**	**353**	**367**
Restructuring expenses	-8	-10	-4
Major litigation provisions	-2	-	-7
Total operating expenses adjusted	**321**	**343**	**356**
Pre-tax income/loss (-) reported	**262**	**285**	**220**
Total adjustments	10	10	11
Pre-tax income/loss (-) adjusted	**272**	**295**	**231**

IWM in CHF mn

	3Q18	2Q18	3Q17	3Q15	9M18	9M17	9M16	9M15	2015
Net revenues reported	**1,265**	**1,344**	**1,262**	**1,093**	**4,012**	**3,747**	**3,399**	**3,379**	**4,552**
Gains (-)/losses on business sales	5	-	-	-	-31	-	-	-	-11
Net revenues adjusted	**1,270**	**1,344**	**1,262**	**1,093**	**3,981**	**3,747**	**3,399**	**3,379**	**4,541**
Provision for credit losses	**15**	**5**	**3**	**11**	**19**	**13**	**14**	**12**	**5**
Total operating expenses reported	**872**	**906**	**904**	**885**	**2,698**	**2,723**	**2,595**	**2,620**	**3,824**
Restructuring expenses	-28	-28	-16	-	-82	-59	-38	-	-36
Major litigation provisions	-	-	-11	-50	-	-17	19	-40	-268
Total operating expenses adjusted	**844**	**878**	**877**	**835**	**2,616**	**2,647**	**2,576**	**2,580**	**3,520**
Pre-tax income/loss (-) reported	**378**	**433**	**355**	**197**	**1,295**	**1,011**	**790**	**747**	**723**
Total adjustments	33	28	27	50	51	76	19	40	293
Pre-tax income/loss (-) adjusted	**411**	**461**	**382**	**247**	**1,346**	**1,087**	**809**	**787**	**1,016**

IWM PB in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q17
Net revenues reported	**913**	**992**	**1,043**	**923**	**870**
Gains (-)/losses on business sales	-	-	-37	-	-
Net revenues adjusted	**913**	**992**	**1,006**	**923**	**870**
Provision for credit losses	**15**	**5**	**-1**	**14**	**3**
Total operating expenses reported	**611**	**640**	**643**	**673**	**615**
Restructuring expenses	-21	-25	-18	-8	-9
Major litigation provisions	-	-	-	-31	-11
Total operating expenses adjusted	**590**	**615**	**625**	**634**	**595**
Pre-tax income/loss (-) reported	**287**	**347**	**401**	**236**	**252**
Total adjustments	21	25	-19	39	20
Pre-tax income/loss (-) adjusted	**308**	**372**	**382**	**275**	**272**

IWM AM in CHF mn

	3Q18	2Q18	3Q17	3Q15	9M18	9M15	2015
Net revenues reported	**352**	**352**	**392**	**308**	**1,064**	**963**	**1,328**
Gains (-)/losses on business sales	5	-	-	-	6	-	-
Net revenues adjusted	**357**	**352**	**392**	**308**	**1,070**	**963**	**1,328**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total operating expenses reported	**261**	**266**	**289**	**267**	**804**	**816**	**1,146**
Restructuring expenses	-7	-3	-7	-	-18	-	-4
Major litigation provisions	-	-	-	-	-	-	-
Total operating expenses adjusted	**254**	**263**	**282**	**267**	**786**	**816**	**1,142**
Pre-tax income/loss (-) reported	**91**	**86**	**103**	**41**	**260**	**147**	**182**
Total adjustments	12	3	7	-	24	-	4
Pre-tax income/loss (-) adjusted	**103**	**89**	**110**	**41**	**284**	**147**	**186**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE

November 1, 2018

75

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/5)

	APAC in CHF mn						APAC WM&C in CHF mn								
	3Q18	2Q18	3Q17	9M18	9M17	9M16	3Q18	2Q18	3Q17	3Q15	9M18	9M17	9M16	9M15	2015
Net revenues reported	811	914	890	2,716	2,619	2,735	557	564	548	350	1,784	1,696	1,344	1,139	1,506
Net revenues adjusted	811	914	890	2,716	2,619	2,735	557	564	548	350	1,784	1,696	1,344	1,139	1,506
Provision for credit losses	10	7	5	27	8	15	1	6	5	24	16	8	18	32	31
Total operating expenses reported	625	690	667	2,062	2,058	2,098	376	390	370	300	1,215	1,118	999	876	1,643
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-446
Restructuring expenses	-9	-20	-10	-35	-40	-34	-3	-11	-5	-	-17	-11	-9	-	-1
Major litigation provisions	-1	-29	-	-78	-	-	-1	-29	-	-	-78	-	-	-	-6
Total operating expenses adjusted	615	641	657	1,949	2,018	2,064	372	350	365	300	1,120	1,107	990	876	1,190
Pre-tax income/loss (-) reported	176	217	218	627	553	622	180	168	173	26	553	570	327	231	-168
Total adjustments	10	49	10	113	40	34	4	40	5	-	95	11	9	-	453
Pre-tax income/loss (-) adjusted	186	266	228	740	593	656	184	208	178	26	648	581	336	231	285

	APAC Mkts in CHF mn			APAC Mkts in USD mn					APAC PB in CHF mn				
	3Q18	2Q18	3Q17	3Q18	2Q18	3Q17	9M18	9M17	3Q18	2Q18	1Q18	4Q17	3Q17
Net revenues reported	254	350	342	259	354	354	961	945	387	412	455	391	400
Net revenues adjusted	254	350	342	259	354	354	961	945	387	412	455	391	400
Provision for credit losses	9	1	-	10	-	-	12	-	-3	6	4	7	-1
Total operating expenses reported	249	300	297	253	304	308	872	960	257	258	281	271	261
Restructuring expenses	-6	-9	-5	-5	-10	-6	-18	-29	-3	-5	-1	-3	-1
Major litigation provisions	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	243	291	292	248	294	302	854	931	254	253	280	268	260
Pre-tax income/loss (-) reported	-4	49	45	-4	50	46	77	-15	133	148	170	113	140
Total adjustments	6	9	5	5	10	6	18	29	3	5	1	3	1
Pre-tax income/loss (-) adjusted	2	58	50	1	60	52	95	14	136	153	171	116	141

CREDIT SUISSE

November 1, 2018

76

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/5)

IBCM in USD mn

	3Q18	2Q18	3Q17	3Q15	9M18	9M17	9M16	9M15	2015
Net revenues reported	**543**	**650**	**474**	**414**	**1,752**	**1,609**	**1,432**	**1,439**	**1,857**
Net revenues adjusted	**543**	**650**	**474**	**414**	**1,752**	**1,609**	**1,432**	**1,439**	**1,857**
Provision for credit losses	**3**	**15**	**12**	-	**19**	**32**	**21**	-	-
Total operating expenses reported	**468**	**525**	**425**	**346**	**1,489**	**1,309**	**1,291**	**1,268**	**2,170**
Goodwill impairment	-	-	-	-	-	-	-	-	-384
Restructuring expenses	-18	-31	-17	-	-81	-29	-35	-	-22
Major litigation provisions	-	-	-	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**450**	**494**	**408**	**346**	**1,408**	**1,280**	**1,256**	**1,268**	**1,764**
Pre-tax income/loss (-) reported	**72**	**110**	**37**	**68**	**244**	**268**	**120**	**171**	**-313**
Total adjustments	18	31	17	-	81	29	35	-	406
Pre-tax income/loss (-) adjusted	**90**	**141**	**54**	**68**	**325**	**297**	**155**	**171**	**93**

GM in USD mn

	3Q18	2Q18	3Q17	9M18	9M17	9M16	9M15
Net revenues reported	**1,066**	**1,441**	**1,308**	**4,149**	**4,483**	**4,319**	**5,956**
Net revenues adjusted	**1,066**	**1,441**	**1,308**	**4,149**	**4,483**	**4,319**	**5,956**
Provision for credit losses	**3**	**13**	**7**	**20**	**24**	**-1**	**15**
Total operating expenses reported	**1,160**	**1,279**	**1,228**	**3,764**	**3,801**	**4,272**	**4,487**
Goodwill impairment	-	-	-	-	-	-	-
Restructuring expenses	-66	-57	-28	-167	-81	-206	-
Major litigation provisions	-10	-	-	-10	-	-7	-189
Expenses related to business sales	-	-	-	-	-	-	-
Total operating expenses adjusted	**1,084**	**1,222**	**1,200**	**3,587**	**3,720**	**4,059**	**4,298**
Pre-tax income/loss (-) reported	**-97**	**149**	**73**	**365**	**658**	**48**	**1,454**
Total adjustments	76	57	28	177	81	213	189
Pre-tax income/loss (-) adjusted	**-21**	**206**	**101**	**542**	**739**	**261**	**1,643**

SRU in USD mn

	3Q18	2Q18	3Q17	3Q16	3Q15	9M18	9M17	9M16
Net revenues reported	**-158**	**-178**	**-265**	**-170**	**-90**	**-551**	**-752**	**-1,087**
Real estate gains	-	-	-	-	-	-1	-	-
Gains (-)/losses on business sales	-	-	-	-	-	-	-39	5
Net revenues adjusted	**-158**	**-178**	**-265**	**-170**	**-90**	**-552**	**-791**	**-1,082**
Provision for credit losses	**3**	**-1**	**-9**	**6**	**21**	**2**	**28**	**87**
Total operating expenses reported	**153**	**194**	**343**	**698**	**688**	**566**	**937**	**1,743**
Restructuring expenses	-28	-12	-21	-23	-	-52	-40	-122
Major litigation provisions	-8	-26	-94	-324	-27	-75	-184	-324
Expenses related to business sales	-3	-1	-	-	-	-4	-	-
Total operating expenses adjusted	**114**	**155**	**228**	**351**	**661**	**435**	**713**	**1,297**
Pre-tax income/loss (-) reported	**-314**	**-371**	**-599**	**-874**	**-799**	**-1,119**	**-1,717**	**-2,917**
Total adjustments	39	39	115	347	27	130	185	451
Pre-tax income/loss (-) adjusted	**-275**	**-332**	**-484**	**-527**	**-772**	**-989**	**-1,532**	**-2,466**

SRU in CHF mn

	9M18	9M17	9M16
Net revenues reported	**-533**	**-735**	**-1,069**
Real estate gains	-1	-	-
Gains (-)/losses on business sales	-	-38	4
Net revenues adjusted	**-534**	**-773**	**-1,065**
Provision for credit losses	**2**	**29**	**83**
Total operating expenses reported	**549**	**916**	**1,712**
Restructuring expenses	-52	-39	-120
Major litigation provisions	-72	-179	-318
Expenses related to business sales	-3	-	-
Total operating expenses adjusted	**422**	**698**	**1,274**
Pre-tax income/loss (-) reported	**-1,084**	**-1,680**	**-2,864**
Total adjustments	126	180	442
Pre-tax income/loss (-) adjusted	**-958**	**-1,500**	**-2,422**

Corp. Ctr. in CHF mn

	3Q18	2Q18	3Q17	9M18	9M17
Net revenues reported	**52**	**24**	**37**	**16**	**40**
Real estate gains	-	-	-	-	-
Gains (-)/losses on business sales	-	-	-	-	23
Net revenues adjusted	**52**	**24**	**37**	**16**	**63**
Provision for credit losses	**-**	**-**	**-**	**-**	**3**
Total operating expenses reported	**113**	**65**	**164**	**290**	**508**
Restructuring expenses	-	-	-9	-1	-12
Major litigation provisions	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-
Total operating expenses adjusted	**113**	**65**	**155**	**289**	**496**
Pre-tax income/loss (-) reported	**-61**	**-41**	**-127**	**-274**	**-471**
Total adjustments	-	-	9	1	35
Pre-tax income/loss (-) adjusted	**-61**	**-41**	**-118**	**-273**	**-436**

CREDIT SUISSE

November 1, 2018

77

78  November 1, 2018  Notes  Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandates volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program is measured using an adjusted operating cost base at constant FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. † Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2Q18, tangible equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 43,470 mn as presented in our balance sheet. For end-1Q18, tangible equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 42,540 mn as presented in our balance sheet. For end-3Q17, tangible equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,858 mn as presented in our balance sheet. For end-2Q17, tangible equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders’ equity of CHF 43,493 mn as presented in our balance sheet. For end-1Q17, tangible equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders’ equity of CHF 41,702 mn as presented in our balance sheet.  Abbreviations  Adj. = Adjusted; Adv. = Advisory; AES = Advanced Execution Services; AM = Asset Management; APAC = Asia Pacific; attr. = attributable; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CCAR = Comprehensive Capital Analysis and Review; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; DIR = Director; DVA = Debit Valuation Adjustments; ECM = Equity Capital Markets; EMEA = Europe, Middle East & Africa; ETF = Exchange Traded Fund; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; FY = Full Year; G&A = General & Administrative; GM = Global Markets; HQLA = High Quality Liquid Assets; IBCM = Investment Banking & Capital Markets; inc. = income; ITS = International Trading Solutions; IWM = International Wealth Management; LE = Leverage Exposure; LTM = Last Twelve Months; MDR = Managing Director; M&A = Mergers & Acquisitions; Mkts = Markets; n/m = not meaningful; NNA = Net New Assets; NII = Net Interest Income; Op Risk = Operational Risk; PB = Private Banking; PC = Private Clients; perf. = performance; PTI = Pre-tax income; QoQ = Quarter on quarter; rev. = revenues; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Securities; RoRC = Return on Regulatory Capital; RWA = Risk-weighted assets; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; UHNW = Ultra High Net Worth; Underwr. = Underwriting; VaR = Value-at-Risk; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year on year; YTD = Year to date

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: November 1, 2018
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer